Filed Pursuant To General Instruction II.L of Form F-10

Registration No. 333-255705

PROSPECTUS SUPPLEMENT
(To the Short Form Base Shelf Prospectus dated October 27, 2021)

NEW ISSUE	December 30, 2022

Up to US$50,000,000
Common Shares

This prospectus supplement (the “prospectus supplement”) of GoldMining Inc. (the “Company”), together with the accompanying short form base shelf prospectus to which this prospectus supplement relates dated October 27, 2021 (the “prospectus”) qualifies the distribution (the “Offering”) of common shares (the “Offered Shares”) of the Company having an aggregate sale price of up to US$50,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). See “Plan of Distribution” and “Description of Share Capital”.

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. Purchasers of the Offered Shares should be aware that such requirements are different from those of the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”) and are reported in Canadian dollars. They may not be comparable to financial statements of United States companies.

Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Purchasers of the Offered Shares should read the tax discussion contained in this prospectus supplement and consult their own tax advisors. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, certain of the officers and directors are not residents of the United States, that some or all of the Agents or experts named in this prospectus supplement and in the accompanying prospectus are not residents of the United States, and that a substantial portion of the assets of the Company and such persons are located outside the United States. See “Enforceability of Certain Civil Liabilities”.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The issued and outstanding common shares of the Company are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and on the NYSE American LLC (“NYSE American”) under the symbol “GOLD” and “GLDG”, respectively. Our common shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). On December 29, 2022, the last trading day before the date of this prospectus supplement, the closing price of the common shares on the TSX was C$1.49 per common share, and on the NYSE American was US$1.11 per common share. The TSX has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to the Company fulfilling all of the requirements of the TSX. The Company has also received authorization to list the Offered Shares distributed under the Offering on the NYSE American.

The Company has entered into an equity distribution agreement dated December 30, 2022 (the “Distribution Agreement”) with BMO Nesbitt Burns Inc., Haywood Securities Inc. and Laurentian Bank Securities Inc. (the “Canadian Agents”) and BMO Capital Markets Corp., H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC (the “US Agents” and, together with the Canadian Agents, the “Agents”), pursuant to which the Company may distribute up to US$50,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) of Offered Shares in the Offering from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. See “Plan of Distribution”. The Offering is being made concurrently in Canada under the terms of this prospectus supplement and in the United States under the terms of the Company’s registration statement on Form F-10 (File No. 333-255705), as amended (the “Registration Statement”), filed with the United States Securities and Exchange Commission (the “SEC”) of which this prospectus supplement forms a part.

Sales of Offered Shares, if any, under this prospectus supplement will only be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions of the Canadian Securities Administrators (“NI 44-102”), involving sales made directly on the TSX, the NYSE American or on any other trading market for the common shares of the Company in Canada or the United States. The Offered Shares will be distributed at market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Agents are not required to sell any specific number or dollar amount of Offered Shares, but will use their commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Distribution Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate or complete after only raising a small portion of the offering amount set out above, or none at all. The Canadian Agents are not registered as broker-dealers in the United States and, accordingly, will only sell Offered Shares on marketplaces in Canada, and the US Agents are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell Offered Shares on marketplaces in the United States. See “Plan of Distribution”.

The Company will pay the Agents a commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement (the “Commission”). The amount of the Commission shall not exceed 2.50% of the gross sales price per Offered Share sold; provided that the Company shall not be obligated to pay the Commission on any sale of Offered Shares that is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on the TSX or the NYSE American, (ii) a material disruption in securities settlement or clearance services in the United States or Canada or (iii) failure by the applicable Agent to comply with its obligations under the terms of the Distribution Agreement. In addition, the Company has agreed to reimburse the Agents for certain expenses incurred in connection with the Offering. The Company estimates that the total expenses that it will incur related to the commencement of the Offering, excluding compensation payable to the Agents under the terms of the Distribution Agreement, will be approximately C$350,000, exclusive of taxes and disbursements. See “Plan of Distribution”.

Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. The risks outlined in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein should all be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See “Risk Factors”.

In connection with the sale of the Offered Shares on our behalf, the Agents may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the United States Securities Act of 1933, as amended (the “Securities Act”), and the compensation of the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the Securities Act.

As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the common shares. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement and the related prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities. See “Plan of Distribution”.

Bank of Montreal, an affiliate of BMO Nesbitt Burns Inc. and BMO Capital Markets Corp., is the lender under the “BMO Margin Loan Agreement (as defined in this prospectus supplement)”. The Company may repay the BMO Credit Facility (as defined in this prospectus supplement), from time to time, in accordance with the terms of the BMO Margin Loan Agreement, utilizing net proceeds of the Offering. Consequently, the Company may be considered a “connected issuer” of BMO Nesbitt Burns Inc. under applicable securities laws and a “conflict of interest” may be deemed to exist under FINRA Rule 5121(f)(5)(C)(i) if five percent of the net Offering proceeds, not including Agents’ compensation, are intended to be used to reduce or retire the balance of the BMO Credit Facility. However, the Company does not expect to use five percent or more of the net Offering proceeds to reduce or retire the BMO Credit Facility. See “Plan of Distribution”.

ii

The Company’s head office is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

The Company’s registered and records office is located at 925 West Georgia Street, Suite 1000, Vancouver, British Columbia V6C 3L2, Canada.

Investors should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this prospectus supplement (including the accompanying prospectus) or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares. No offer of the Offered Shares is being made in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the face page of this prospectus supplement or the date of any documents incorporated by reference herein.

Unless otherwise indicated, all references in this prospectus supplement and the accompanying prospectus to “C$” or “$” are to Canadian dollars, and references to “US$” are to US dollars. See “Financial and Exchange Rate Information”.

iii

TABLE OF CONTENTS

 PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form F-10 (File No. 333-255705) that we filed with the SEC on May 3, 2021, as amended by Amendment No. 1 to Form F-10/A that was filed with the SEC on October 27, 2021, and that became effective with the SEC on November 24, 2021 using a “shelf” registration process. This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Shares and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein and therein. The second part, the prospectus, gives more general information, some of which may not apply to the Offered Shares. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering constituted by this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If the description of the Offered Shares or any other information varies between this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference herein and therein on the date hereof), you should rely on the information in this prospectus supplement.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein or in the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

We have not, and the Agents have not, authorized anyone to provide you with different or additional information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. This prospectus supplement and the accompanying prospectus contain summaries of certain provisions contained in some of the documents described herein or therein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of these documents have been filed, will be filed or will be incorporated herein by reference as exhibits to the registration statement, and you may obtain copies of those documents as described below in the section entitled “Where You Can Find More Information.”

Neither the Company nor the Agents are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this prospectus supplement, the accompanying prospectus or the respective dates of the documents incorporated by reference herein and therein, as applicable, regardless of the time of delivery of this prospectus supplement or of any sale of the Offered Shares pursuant hereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on our website should not be deemed to be a part of this prospectus supplement or the accompanying prospectus or to be incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

Market data and certain industry forecasts used in the prospectus and this prospectus supplement and the documents incorporated by reference in the prospectus and this prospectus supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering.

Unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “GoldMining” or the “Company”, refer to GoldMining Inc. together with our subsidiaries. GoldMining Inc.’s name and logo are either registered trademarks or trademarks of GoldMining Inc. in the United States and/or other countries. All other trademarks, service marks or other tradenames appearing in this prospectus supplement and the accompanying prospectus are the property of their respective owners.

This prospectus supplement includes our trademarks, trade names and service marks, which is protected under applicable intellectual property laws and are the property of GoldMining Inc., or our subsidiaries. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus supplement may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date hereof. In addition, this prospectus supplement and the accompanying prospectus may contain Forward-Looking Statements attributed to third party industry sources. Without limitation, this prospectus supplement contains Forward-Looking Statements pertaining to the following: future sales of Offered Shares under the Offering; the completion of future transactions, including the completion of the planned public offering of US GoldMining (as defined herein); receipt of future payments under the NevGold Option Agreement (as defined herein) and expectations regarding NevGold Corp.’s proposed work programs and the expected benefits of the transactions under the NevGold Option Agreement; use of funds; capital expenditure programs and the timing and method of financing thereof; the requirement for additional financing in order to maintain the Company’s operations and exploration activities; expectations with respect to the receipt of necessary licenses and permits, including obtaining extensions thereof; the Company’s ability to raise the capital necessary to fund its operations and the potential development of its properties; the Company’s ability to obtain the resources to conduct exploration and development activities on its properties; forecasts relating to mining, development and other activities at the Company’s operations; potential increases in the ultimate recovery of gold from its properties; forecasts relating to market developments and trends in global supply and demand for gold; future royalty and tax payments and rates; future work on the Company’s non-material properties; and the Company’s mineral reserve and mineral resource estimates.

Forward-Looking Statements are based on a number of material assumptions, including those listed here, which could prove to be significantly incorrect: current gold, silver, base metal and other commodity prices will be sustained, or will improve; the proposed development of the Company’s projects will be viable operationally and economically and will proceed as expected; any additional financing required by the Company will be available, and on reasonable terms; the accuracy of any mineral reserve and mineral resource estimates; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; political and regulatory stability; the receipt of governmental and third party approvals, licenses and permits on favorable terms; obtaining required renewals for existing approvals, licenses and permits and obtaining all other required approvals, licenses and permits on favorable terms; and the Company will not experience any material accident, labor dispute or failure of plant or equipment.

Actual results could differ materially from those anticipated in these Forward-Looking Statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this prospectus supplement and the accompanying prospectus under the heading “Risk Factors” and in the Company’s Annual Information Form (as defined herein), as well as the factors and uncertainties discussed in management’s discussion and analysis of financial condition and results of operations of the Company from time to time. These risks, uncertainties and other factors include those relating to the following:

●

the exploration, development, and operation of early-stage mineral properties, including the speculative nature of exploration and development projects, the possibility of diminishing quantities or grades of mineralization, the inability to recover certain expenditures and the exposure to operational hazards typically encountered in the exploration, development and production of mineral properties;

●	the uncertainty of mineral resource estimates;

●

the potential dilution of voting power or earnings per share as a result of the exercise of convertible securities of the Company, future financings or future acquisitions financed by the issuance of equity;

●	potential acquisitions of additional mineral properties;

●	the Company’s ability to renegotiate existing agreements related to certain of its projects;

●

obtaining and maintaining all necessary government permits, approvals and authorizations related to the continued exploration and development of the Company’s current and future projects and operations;

●

government regulations and government and community approvals, acceptance, agreements and permissions (generally referred to as “social license”), including the ability to obtain and maintain such approvals, the impact of changing government regulations and shifting political climates, and the ability of regulatory authorities to impose fines or shut down operations in cases of noncompliance;

●	the presence of artisanal miners;

●

inherent risks in mining and development, including accidents, labor disputes, environmental hazards, unfavorable operating conditions, or other unanticipated difficulties with or interruptions in operations;

●	natural phenomena, terrorism, civil unrest and public health concerns (including health epidemics or pandemics such as COVID-19);

●	property and mineral title, including defective title to mineral claims or property;

●	environmental regulation and liability;

●	uncertainty of the performance of contractors;

●	costs, delays and other risks associated with statutory and regulatory compliance;

●	general economic conditions;

●	gold and other commodity price fluctuations and volatility;

●	the fact that the Company has no known Mineral Reserves and that no economic reserves may exist on the Company’s projects;

●	the uncertainty of profitability, as the Company has no history of earnings;

●	risks related to competitive conditions in the mineral exploration and mining industry;

●	foreign exchange fluctuations;

●	global financial conditions, including market reaction to COVID-19;

●	the ability of the Company to retain skilled and experienced personnel, contractors, management and employees; risks related to potential litigation;

●	foreign operations;

●	possible conflicts of interest;

●	uninsurable risks;

●	the Company’s broad discretion relating to the use of proceeds raised hereunder; and

●

the other factors described under the heading “Risk Factors” herein, in the accompanying prospectus, in the Company’s annual information form for the fiscal year ended November 30, 2021, dated February 28, 2022 (the “Annual Information Form”) and incorporated by reference herein, and in similarly titled sections or in MD&A that we may file from time to time.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in Forward-Looking Statements. Forward-Looking Statements are based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update Forward-Looking Statements if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to Forward-Looking Statements.

Please carefully consider the risk factors set out herein under the section entitled “Risk Factors” in the accompanying prospectus and in the Annual Information Form

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are permitted under the MJDS to prepare the prospectus and this prospectus supplement in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS and are reported in Canadian dollars. They may not be comparable to financial statements of United States companies.

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, as applicable, have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, mining terms used herein and the accompanying prospectus and in any document incorporated by reference but not otherwise defined have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) classification system, the CIM Definition Standards on Mineral Resources and Mineral Reserves (“CIM Definition Standards”), adopted by the CIM Council. NI 43-101 permits disclosure of a “historical estimate” (as defined in NI 43-101) using historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) the extent known, provides the key assumptions, parameters, and methods used to prepare the historical estimate; (d) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and, if so, includes an explanation of the difference; (e) includes any more recent estimates or data available; (f) comments on what work needs to be done to upgrade or verify the historical estimate as current mineral resources or mineral reserves; and (g) states with equal prominence that (i) a qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves, and (ii) the disclosing company is not treating the historical estimate as current mineral resources or mineral reserves.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or mineral reserves. “Inferred Mineral Resources” have a greater amount of uncertainty as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in certain specific cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws.

Mining disclosure under US securities law was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Exchange Act. The SEC has adopted rules to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K (“Regulation S-K 1300”) of the Securities Act which became mandatory for US reporting companies beginning with the first fiscal year commencing on or after January 1, 2021.

Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to the corresponding CIM Definition Standards. As a foreign private issuer filing this prospectus supplement and the accompanying prospectus with the SEC pursuant to MJDS, the Company is not required to provide disclosure on its mineral properties under Regulation S-K 1300 and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. However, if the Company either ceases to be a “foreign private issuer” or ceases to be entitled to file reports under MJDS, then the Company will be required to provide disclosure on its mineral properties under Regulation S-K 1300.

United States investors are cautioned that despite efforts to harmonize US mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the CIM Definition Standards, which definitions have been adopted by NI 43‑101, and there is no assurance that any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under Regulation S-K 1300.

Information contained in this prospectus supplement and the accompanying prospectus and the portions of documents incorporated by reference herein or therein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by US companies who prepare their disclosure in accordance with US federal securities laws and the rules and regulations thereunder.

FINANCIAL AND EXCHANGE RATE INFORMATION

The annual consolidated financial statements of the Company incorporated by reference in this prospectus supplement have been prepared in accordance with IFRS and are reported in Canadian dollars. They may not be comparable to financial statements of United States companies.

In this prospectus supplement, unless otherwise indicated, all dollar amounts and references to “C$” or “$” are to Canadian dollars, and references to “US$” are to US dollars.

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the periods indicated; (ii) the high and low exchange rates during each period; and (iii) the average exchange rates in effect during each period, in each case, as identified or calculated from the Bank of Canada rate in effect on each trading day during the relevant period. The high, low, average and closing exchange rates for United States dollars in terms of the Canadian dollar for each of the indicated periods, as quoted by the Bank of Canada, were as follows:

		Year ended November 30 (C$)
	2021	2020	2019
High	1.2952	1.4496	1.3642
Low	1.2040	1.2965	1.3038
Average	1.2536	1.3446	1.3289
Closing	1.2792	1.2965	1.3289

	Nine months ended August 31 (C$)
	2022	2021
High	1.3138	1.2952
Low	1.2451	1.2040
Average	1.2772	1.2529
Closing	1.3111	1.2617

On December 29, 2022, the daily average exchange rate provided by the Bank of Canada in terms of the Canadian dollar was C$1.00 = US$0.7376 (US$1.00 = C$1.3557).

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the accompanying prospectus solely for the purposes of the distribution of the Offered Shares. Information has been incorporated by reference in this prospectus supplement and the accompanying prospectus from documents filed with the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from Pat Obara, Chief Financial Officer of the Company at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 2Y3, Canada, telephone (604) 630-1000 or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”), at www.sec.gov. Our filings through SEDAR and EDGAR are not incorporated by reference in this prospectus supplement except as specifically set forth herein. The following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

1)	the Annual Information Form;

2)	the management information circular of the Company dated March 23, 2022 regarding the annual general meeting of shareholders of the Company held on May 19,2022;

3)

the audited annual consolidated financial statements of the Company as at and for the financial years ended November 30, 2021 and 2020, together with the notes thereto, and the independent registered public accounting firm’s report thereon;

4)	management’s discussion and analysis of the financial condition and results of operations of the Company for the financial year ended November 30, 2021 dated February 28, 2022;

5)	the unaudited condensed interim financial statements of the Company for the three and nine month period ended August 31, 2022, together with the notes thereto;

6)	the management’s discussion and analysis of the financial condition and results of operations of the Company for the three and nine month period ended August 31, 2022, dated October 14, 2022; and

7)

the material change report dated June 23, 2022, reporting that the Company had entered into an option agreement (the “NevGold Option Agreement”) with NevGold Corp. and its subsidiary (together with NevGold Corp., “NevGold”) dated June 13, 2022.

Any document of the type referred to in Item 11.1 of Form 44-101F1 - Short Form Prospectus of National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Company with any securities commissions or similar regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this prospectus supplement. These documents will be available on SEDAR, which can be accessed at www.sedar.com. Documents referenced in this prospectus supplement, the accompanying prospectus or any of the documents incorporated by reference herein or therein, but not expressly incorporated by reference herein or therein and not otherwise required to be incorporated by reference herein or therein, are not incorporated by reference in this prospectus supplement.

If the Company disseminates a news release in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a “designated news release” for the purposes of this prospectus supplement and the accompanying prospectus in writing on the face page of the version of such news release that the Company files on SEDAR (each such news release, a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus for the purposes of the Offering.

In addition, any other report on Form 6-K or Form 40-F or the exhibits thereto filed or furnished by the Company with the SEC under the Exchange Act, from the date of this prospectus supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus supplement and the accompanying prospectus forms a part, but in the case of Form 6-K only if and to the extent expressly so provided in any such report. The Company’s Current Reports on Form 6-K and Annual Reports on Form 40-F are available on EDGAR at www.sec.gov.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful information relating to the Company and readers should review all information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated herein by reference.

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the accompanying prospectus, to the extent that a statement contained herein or therein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein or therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this prospectus supplement or the accompanying prospectus, except as so modified or superseded.

References to the Company’s website in any documents that are incorporated by reference into this prospectus supplement and the prospectus do not incorporate by reference the information on such website into this prospectus supplement and the prospectus and the Company disclaims any such incorporation by reference. Neither the Company nor the Agents have provided or otherwise authorized any other person to provide investors with information other than that contained or incorporated by reference in this prospectus supplement or accompanying prospectus, and neither the Company nor the Agents take any responsibility for other information that others may give you. If you are provided with different or inconsistent information, you should not rely on it.

TECHNICAL AND THIRD-PARTY INFORMATION

This prospectus supplement and accompanying prospectus, including the documents incorporated by reference herein and therein, includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

As of the date of this prospectus supplement, the Company considers its La Mina Gold Project and its Titiribi Gold-Copper Project, located in Colombia, Whistler Gold-Copper Project, located in Alaska, United States, and São Jorge Gold Project, located in the State of Pará, northeastern Brazil to be its material properties for the purposes of NI 43-101.

For the São Jorge Gold Project, with respect to the exploration licenses represented by administrative proceeding No. 850.275/2003, 850.556/2013 and 850.193/2017 to 850.196/2017 held by the Company, for which the first 3-year term has expired, the Company has submitted preliminary exploration reports and license renewal applications for an additional 3-year term to the Brazilian National Mining Agency (the “ANM”). Proceeding No. 850.556/2013 was denied in renewal in the first instance, for which the Company has submitted an appeal and is awaiting a decision. In addition, the Company submitted a final report to ANM for exploration concession ANM no. 850.058/2002, which report remains under review. Such report must be accepted by ANM, subject to rights of appeal, in order to maintain the concession. If approved, the Company will have one year to apply to convert the exploration concession overlying the deposit to a mining concession, which will require further development studies and an environmental license. There is no assurance that such studies or reports will be accepted or that such renewal applications will be approved by the ANM and Secretaria de Estado de Meio Ambiente/Pará.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this prospectus supplement forms a part: (1) the Distribution Agreement; (2) the documents listed under “Documents Incorporated by Reference”; (3) the consent of PricewaterhouseCoopers LLP; (4) the consent of the Company’s Canadian counsel, Sangra Moller LLP; (5) the consent of the Agents’ Canadian counsel, DLA Piper (Canada) LLP; (6) powers of attorney from certain of the Company’s directors and officers (included on the signature page to the Registration Statement); and (7) in connection with the accompanying prospectus,  the consents of the “qualified persons” referred to in this prospectus supplement under “Interest of Experts”.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC the Registration Statement on Form F-10 (File No. 333-255705), as amended, under the Securities Act with respect to the Offered Shares offered under this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. All information contained in the Registration Statement is available on EDGAR under the Company’s profile at www.sec.gov. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to us, the Offering and the Offered Shares. Statements contained in this prospectus supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

We are required to file with the various securities commissions or similar authorities in all of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

THE COMPANY

The following description of the Company does not contain all of the information about the Company and its assets and business that you should consider before investing in the Offered Shares. You should carefully read the entire prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors”, and the Annual Information Form, as well as the documents incorporated by reference herein and therein before making an investment decision.

GoldMining is a mineral exploration company focused on the acquisition and development of projects in the Americas. GoldMining’s projects include the La Mina, Titiribi and Yarumalito Gold-Copper Projects, all of which are located in the Department of Antioquia, Colombia; the Whistler Gold-Copper Project, located in Alaska, United States; the Almaden Gold Project, located in West Central Idaho, United States, which is subject to the Almaden Option (as defined below); the São Jorge, Cachoeira, Surubim, Boa Vista, Batistão, Montes Aureos and Trinta Gold Projects, located in the States of Pará, Mato Grosso and Maranhão, northeastern Brazil, respectively; the Crucero Gold Project, located in southeastern Peru; and the Yellowknife Gold Project and Rea Uranium Project, located in Northwest Territories and northeast Alberta, Canada, respectively.

The Company’s long-term growth strategy is premised on pursuing accretive acquisitions of resource projects, together with maintaining and advancing our existing projects in a prudent manner. This strategy is focused on identifying and acquiring projects that present compelling value for our shareholders.

The Company does not have any current operating income or cash flow from its properties, nor does it have a history of income from operations. The Company’s operations and cash flow are primarily funded by and derived from equity financings. The Company will continue to assess new mineral projects and will seek to acquire interests in additional projects if the Company determines such projects have sufficient geological or economic merit and if it has adequate financial resources to complete such acquisitions.

RECENT DEVELOPMENTS

Advancement of the Whistler Gold-Copper Project

On February 28, 2022, the Company announced that its board of directors had approved a strategy to advance the Whistler Gold-Copper Project, located in Alaska, as a stand-alone entity that would conduct an initial public offering or similar transaction. Any such transaction would be subject to final review and approval by the board of directors of the Company and there can be no assurance that such transaction will be completed as currently contemplated or at all.

Since the date of such announcement, the Company has undertaken steps to reorganize its majority-owned subsidiary, U.S. GoldMining Inc. (formerly BRI Alaska Corp.) (“US GoldMining”), which holds title to the Whistler Gold-Copper Project, to realize its advancement strategy, including appointment of management and a full board of directors.

On June 30, 2022, the Company submitted an Application for Permit to Mine in Alaska (“APMA”) to Alaska’s Department of Natural Resources (“ADNR”) for the issuance of permits that will allow for future exploration work on the Whistler Gold-Copper Project and on September 22, 2022, the ADNR approved Multi-Year 2022-2026 Exploration and Reclamation Permit Number 2778 for Hardrock Exploration – Skwentna River - Yentna Mining District. In addition ADNR approved Reclamation Plan Approval Number 2778. The Whistler Multi-Year 2022-2026 Exploration and Reclamation Permit allows the Company to conduct exploration including drilling, geophysical surveying, mapping and surface geochemical sampling, as well as to operate and maintain a camp, which includes taking of fresh water and the discharge of wastewater, transportation and storage of fuel and accommodation for up to 50 personnel.

In September 2022, US GoldMining issued 635,000 shares of performance-based restricted common stock to directors, officers and other personnel, representing approximately 6.3% of the outstanding shares of US GoldMining. The performance based restricted shares are subject to restrictions and forfeiture, if such performance conditions are not met within applicable periods.

NevGold Option Agreement

On July 5, 2022, the Company closed the grant of an option (the “Almaden Option”) to acquire a 100% interest in the Company’s Almaden Gold Project, located in Idaho, U.S.A. (the “Almaden Project”) pursuant to the terms of the NevGold Option Agreement dated June 13, 2022. Of the total consideration for the grant of up to $16.5 million, the Company received initial consideration of $3.0 million, payable through the issuance of 4,444,444 common shares of NevGold (“NevGold Shares”). The balance of the consideration payable is comprised of further contingent payments of up to $7.5 million tied to success-based project milestones.

Concurrent with the closing of the grant of the Almaden Option, the Company completed its strategic investment in NevGold by subscribing for 1,481,481 NevGold Shares at a price of $0.675 per NevGold Share for a total subscription of $1.0 million.

In connection with the closing of the grant of the Almaden Option and the strategic investment in NevGold, the Company and NevGold entered into an investor rights agreement on customary terms, which provides for, among other things, the grant of certain anti-dilution rights by NevGold to the Company.

Subsequent to the year ended November 30, 2022, the Company participated in NevGold’s private placement offering, which closed on December 5, 2022, and acquired 2,976,200 units of NevGold for a total subscription price of $1,250,004. Each unit of NevGold consists of one NevGold Share and one-half of a warrant, with each whole warrant entitling the Company to purchase a NevGold Share.

BMO Margin Loan

On October 27, 2022, the Company entered into an amended and restated margin loan agreement with the Bank of Montreal and BMO Nesbitt Burns Inc., amending and restating the margin loan agreement dated October 28, 2021, as amended (the “BMO Margin Loan Agreement”) to: (a) reduce the Company’s existing loan facility (the “BMO Credit Facility”) from up to US$20 million to up to US$10 million; (b) extend the Final Maturity Date (as defined in the BMO Margin Loan Agreement) to October 27, 2023; and (c) provide for a mechanism to release common shares of Gold Royalty Corp. (“GROY”) pledged as security under the BMO Credit Facility.

The BMO Credit Facility is available for general corporate purposes, acquisitions and to continue to advance Company projects. The BMO Credit Facility is subject to an interest rate of 3-month USD adjusted Term Secured Overnight Financing Rate (SOFR) plus 5.65% per annum and customary margin requirements. The BMO Credit Facility is secured by common shares of GROY owned by the Company.

RISK FACTORS

An investment in our common shares involves a high degree of risk due to the nature of our business and the present stage of its development. Before deciding whether to invest in our common shares, you should consider carefully the risks described below, together with other information in this prospectus supplement, the accompanying prospectus, and the information and documents incorporated by reference therein. An investment in the Offered Shares is subject to certain risks, including risks related to the business of the Company and risks related to the Company’s securities described in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference in the prospectus and herein by reference. SEE THE RISK FACTORS BELOW AND THE “RISK FACTORS” SECTION OF THE PROSPECTUS AND THE DOCUMENTS INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN AND THEREIN, INCLUDING THE ANNUAL INFORMATION FORM. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our common shares to decline, resulting in a loss of all or part of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. Please also read carefully the section above entitled “Cautionary Note Regarding Forward-Looking Information.”

Risks Related to the Offering

No certainty regarding the net proceeds to the Company

There is no certainty that the maximum amount of US$50,000,000 (or the equivalent in Canadian dollars, determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell, on the Company’s behalf, the Offered Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Discretion in the use of proceeds

The Company intends to use the net proceeds from the Offering as described under “Use of Proceeds”. However, management will have discretion in the actual application of the proceeds, and may elect to allocate proceeds differently from that described under “Use of Proceeds” if it believes that it would be in the best interests of the Company to do so or if circumstances change. Management may spend a portion or all of the net proceeds from the Offering in ways that shareholders of the Company may not desire or that may not yield a significant return or any return at all. Purchasers may not agree with the manner in which management chooses to allocate and spend the use of proceeds. The failure by management to apply these funds effectively could have a material adverse effect on the business of the Company.

Loss of entire investment

An investment in the securities of the Company carries a high degree of risk, should be considered speculative by investors and may result in the loss of an investor’s entire investment. The Company has no history of earnings, a limited business history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future. The Company’s operations are not sufficiently established such that it can mitigate the risks associated with the Company’s planned activities.

At-the-Market Offering

Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of common share sales made at prices lower than the prices they paid.

Liquidity concerns and future financing requirements

The Company has negative cash flow from operating activities in its most recently completed financial year and may require additional financing in order to fund its business plan. The Company’s ability to arrange such financing in the future will depend in part on prevailing capital market conditions, as well as the Company’s business success. There can be no assurance that it will be successful in its efforts to arrange additional financing on satisfactory terms, or at all. If additional financing is raised by the issuance of common shares or securities exchangeable for or convertible into common shares, control of the Company may change and its shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to operate its businesses at its maximum potential, to expand, to take advantage of other opportunities or to otherwise remain in business.

The Company may be treated as a “passive foreign investment company” under the US Internal Revenue Code of 1986, as amended, which could result in adverse US federal income tax consequences for US investors

Prospective investors who are “US Holders” (as defined below in “Certain United States Federal Income Tax Considerations”) should be aware that they could be subject to certain adverse US federal income tax consequences if the Company is classified as a PFIC for US federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations, and such determination will depend on the composition of our income and assets from time to time and the nature of our activities. The Company believes there is a significant risk that it was a PFIC for the taxable year ended November 30, 2022, and anticipates that there will be a significant risk that it will be a PFIC in subsequent years. If the Company is classified as a PFIC in any taxable year in which a US Holder holds Offered Shares, the Company generally will be considered a PFIC with respect to such Offered Shares in subsequent taxable years even if the Company is otherwise not a PFIC in such subsequent taxable years. If the Company is considered to be a PFIC with respect to a US Holder’s Offered Shares, such holder generally will be liable to pay income tax at the highest ordinary income tax rate on any “excess distribution” from the Company and on the US Holder’s gain from the disposition of Offered Shares as if such excess distribution or gain had been recognized ratably over the US Holder’s holding period for the Offered Shares, plus interest on such amount as if it were treated as a series of underpayments of tax in such prior years. Prospective investors who are US Holders should also be aware that, for each taxable year, if any, that the Company is a PFIC, the Company intends to satisfy the record-keeping requirements and make available to US Holders a PFIC annual information statement and any other information such US Holders require to make a “QEF Election” (as defined below in “Certain United States Federal Income Tax Considerations”) with respect to the Company or any subsidiary that also is classified as a PFIC. Accordingly, it is expected that US Holders will be able to make a QEF Election with respect to the Company or its subsidiaries. Prospective investors who are US Holders should consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for US federal income tax purposes, including the availability, advisability and implications of making tax elections to mitigate possible adverse US federal income tax consequences but that may result in an inclusion in gross income without receipt of such income.

Risks Related to the Company

Completion of US GoldMining Go-Public Transaction

There is no certainty that US GoldMining will complete its initial public offering or similar transaction. Even if completed, US GoldMining may require additional funds in order to advance the Whistler Gold-Copper Project towards development and further additional financing to construct a mine should development prove to be warranted. If no initial public offering or similar transaction is completed, the Company may have to contribute funds to US GoldMining in order to continue to advance the Whistler Gold-Copper Project towards development.

CONSOLIDATED CAPITALIZATION

Since November 30, 2021, there has been no draw down under the BMO Credit Facility, and the Company has made a principal repayment of US$2.9 million.

On December 10, 2021, the Company entered into an equity distribution agreement for an at-the-market equity distribution program and, during the year ended November 30, 2022, a total of 12,653,643 of our common shares were distributed by the Company under such program through the facilities of the TSX and NYSE American for gross proceeds of C$6.9 million and US$8.9 million, respectively. An additional 1,218,413 of our common shares were distributed subsequent to November 30, 2022, for additional gross proceeds of C$0.6 million and US$1.2 million, respectively.

Additionally, stock options of the Company have been exercised into an aggregate of 691,501 of our common shares and restricted share rights of the Company have vested into an aggregate of 72,564 of our common shares subsequent to November 30, 2021 and on or before December 29, 2022.

As a result of the Offering, the shareholder’s equity of the Company will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding common shares will increase by the number of Offered Shares actually distributed under the Offering.

Other than as set forth above and herein under “Prior Sales”, there have been no material changes in the Company’s share or loan capital on a consolidated basis since November 30, 2021.

USE OF PROCEEDS

The Company intends to use the net proceeds from the Offering, if any, to fund the exploration and development of its mineral properties, to fund future acquisitions as may be determined by the Company and for working capital purposes. The Company has a negative cash flow from operating activities in its most recently completed financial year, and, if necessary, proceeds may be used to fund negative cash flow from operating activities in future periods.  The Company may, from time to time, issue securities (including equity and debt securities) other than pursuant to this prospectus supplement.

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made by the Agents directly on the TSX, the NYSE American or any other trading market for the common shares in Canada or the United States. Any proceeds that the Company receives will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The net proceeds to the Company of any given distribution of Offered Shares through the Agents in an “at-the-market distribution” under the Distribution Agreement will represent the gross proceeds of the Offering, after deducting the applicable Commission, any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with any such sales of Offered Shares and the expenses of the Offering. The gross proceeds of the Offering will be up to US$50,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). The Agents will receive the Commission of up to 2.50% of the gross proceeds from the sale of the Offered Shares. Any Commission paid to the Agents will be paid out of the proceeds from the sale of Offered Shares. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See “Plan of Distribution”.

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Offering. See “Risk Factors”.

Pending application of the net proceeds as described above, we intend to invest the proceeds to us in investment-grade, interest-bearing securities such as money market funds, certificates of deposit, or direct or guaranteed obligations of the US or Canadian government, or hold as cash. We cannot predict whether the proceeds invested will yield a favorable, or any, return.

PLAN OF DISTRIBUTION

The Company has entered into the Distribution Agreement with the Agents under which the Company may issue and sell from time to time Offered Shares having an aggregate sale price of up to US$50,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) in each of the provinces and territories of Canada and in the United States pursuant to placement notices delivered by the Company to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made by the Agents directly on the TSX, the NYSE American or any other trading market for the common shares in Canada or the United States. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Company cannot predict the number of Offered Shares that it may sell under the Distribution Agreement on the TSX, the NYSE American or any other trading market for the common shares in Canada or the United States, or if any Offered Shares will be sold.

The Agents will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by the Company and the Agents. The Company will designate the maximum amount of Offered Shares to be sold pursuant to any single placement notice to the applicable Agent or Agents. The Company will identify in the placement notice which Agent or Agents will effect the placement. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on the Company’s behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agents not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company in a particular placement notice. Any placement notice delivered to an applicable Agent or Agents shall be effective upon delivery unless and until (i) the applicable Agent or Agents declines to accept the terms contained in the placement notice or such Agent or Agents does not promptly confirm the acceptability of such placement notice, (ii) the entire amount of Offered Shares under the placement notice are sold, (iii) the Company suspends or terminates the placement notice in accordance with the terms of the Distribution Agreement, (iv) the Company issues a subsequent placement notice with parameters superseding those of the earlier placement notice, or (v) the Distribution Agreement is terminated in accordance with its terms. No Agent will be required to purchase Offered Shares as principals pursuant to the Distribution Agreement.

Either the Company or the Agents may suspend the Offering upon proper notice to the other party. The Company and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party’s sole discretion at any time.

The Company will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement. The amount of the Commission will be up to 2.50% of the gross sales price per Offered Share sold; provided, however, that the Company shall not be obligated to pay the Agents any Commission on any sale of Offered Shares that it is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on the TSX or the NYSE American, (ii) a material disruption in securities settlement or clearance services in the United States or Canada, or (iii) failure by the applicable Agent to comply with its obligations under the terms of the Distribution Agreement. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Company and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company from the sale of any such Offered Shares.

The applicable Agent or Agents will provide written confirmation to the Company following close of trading on the trading day on which such Agent has made sales of the Offered Shares under the Distribution Agreement setting forth (i) the number of Offered Shares sold on such day (including the number of Offered Shares sold on the TSX, on the NYSE American or on any other marketplace in Canada or the United States), (ii) the average price of the Offered Shares sold on such day (including the average price of Offered Shares sold on the TSX, on the NYSE American or on any other marketplace in Canada or the United States), (iii) the gross proceeds, (iv) the Commission payable by the Company to the Agents with respect to such sales, and (v) the net proceeds payable to the Company.

The Company will disclose the number and average price of the Offered Shares sold under this prospectus supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in the Company’s annual and interim financial statements and related management’s discussion and analysis, annual information forms and annual reports on Form 40-F, filed on www.sedar.com and with the SEC on EDGAR at www.sec.gov, for any quarters or annual periods in which sales of Offered Shares occur.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the gross proceeds (less Commission) to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Corporation or by such other means as the Company and the Agents may agree upon and sales of Offered Shares in Canada will be settled through the facilities of The Canadian Depository for Securities or by such other means as the Company and the Agents may agree.

The Canadian Agents are not registered as broker-dealers in the United States and, accordingly, will only sell Offered Shares on marketplaces in Canada, and the US Agents are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell Offered Shares on marketplaces in the United States.

In connection with the sales of the Offered Shares on the Company’s behalf, each of the Agents may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the Securities Act and under Canadian securities laws. In addition, the Company has agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement.

The Agents and their affiliates will not engage in any transactions to stabilize or maintain the price of the common shares in connection with any offer or sales of Offered Shares pursuant to the Distribution Agreement. No underwriter of the at-the-market distribution, including the Agents, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement and the related prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

The total expenses related to the commencement of the Offering to be paid by the Company, excluding the Commission payable to the Agents under the Distribution Agreement, are estimated to be approximately C$350,000.

Pursuant to the Distribution Agreement, the Offering will terminate upon the earliest of (i) November 27, 2023, (ii) the issuance and sale of all of the Offered Shares subject to the Distribution Agreement, and (iii) the termination of the Distribution Agreement as permitted therein.

The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for the Company and its affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M under the Exchange Act, the Agents will not engage in any market making activities involving the common shares while the Offering is ongoing under this prospectus supplement.

Bank of Montreal, an affiliate of BMO Nesbitt Burns Inc. and BMO Capital Markets Corp., is the lender under the BMO Margin Loan Agreement, providing for the BMO Credit Facility. The Company may repay the BMO Credit Facility, from time to time, in accordance with the terms of the BMO Margin Loan Agreement, using net proceeds from the Offering. Consequently, the Company may be considered a “connected issuer” of BMO Nesbitt Burns Inc. under applicable securities laws, and a “conflict of interest” may be deemed to exist under FINRA Rule 5121(f)(5)(C)(i) if five percent of the net Offering proceeds, not including Agents’ compensation, are intended to be used to reduce or retire the balance of the BMO Credit Facility. However, the Company does not expect to use five percent or more of the net Offering proceeds to reduce or retire the BMO Credit Facility.

The common shares of the Company are listed on the TSX and the NYSE American. The TSX has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to the Company fulfilling all of the requirements of the TSX. The NYSE American has authorized the listing of the Offered Shares distributed under the Offering on the NYSE American.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value. As of December 29, 2022, there were 166,247,187 common shares issued and outstanding.

In addition, as of December 29, 2022, there were: 14,003,075 common shares issuable upon the exercise of outstanding stock options, at a weighted average exercise price of C$1.61.

Holders of common shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

PRIOR SALES

During the 12-month period before the date of this prospectus supplement, the Company has issued the following common shares and securities convertible into common shares.

Date of Issuance	Type of Security	Number Issued		Issue Price (C$)
January 7, 2022	Common Shares	20,000	(1)	$1.50	(2)
January 12, 2022	Common Shares	25,000	(1)	$0.78	(2)
January 12, 2022	Common Shares	25,000	(1)	$1.23	(2)
January 13, 2022	Common Shares	5,981	(1)	$1.50	(2)
January 13, 2022	Common Shares	20,000	(1)	$1.50	(2)
January 14, 2022	Common Shares	71,770	(1)	$2.09	(2)
January 17, 2022	Common Shares	5,000	(1)	$1.69	(2)
January 17, 2022	Common Shares	3,750	(1)	$1.05	(2)
January 17, 2022	Common Shares	6,250	(1)	$1.05	(2)
January 17, 2022	Options	18,945	(4)	$1.98
January 18, 2022	Options	50,000	(4)	$2.01
January 20, 2022	Common Shares	10,000	(1)	$1.50	(2)
February 11, 2022	Common Shares	12,500	(3)	$2.09
March 3, 2022	Common Shares	150,200		US$1.86	(6)
March 8, 2022	Common Shares	75,000		US$1.90	(6)
March 9, 2022	Common Shares	175,000	(1)	$1.69	(2)
March 9, 2022	Common Shares	200,000		US$1.91	(6)
March 10, 2022	Common Shares	96,400		$2.57	(6)
March 10, 2022	Common Shares	166,543		US$2.00	(6)
March 10, 2022	Common Shares	5,000	(1)	$1.69	(2)
March 10, 2022	Common Shares	3,750	(1)	$1.05	(2)
March 10, 2022	Common Shares	6,250	(1)	$1.05	(2)
March 10, 2022	Common Shares	8,750	(1)	$1.83	(2)
March 11, 2022	Common Shares	10,000		$2.42
March 11, 2022	Common Shares	50,000	(1)	$1.69	(2)
March 11, 2022	Common Shares	150,000	(1)	$1.69	(2)
March 14, 2022	Common Shares	50,000		US$1.91	(6)
March 14, 2022	Common Shares	41,500		$2.43	(6)
March 15, 2022	Common Shares	7,500	(1)	$1.05	(2)
March 15, 2022	Common Shares	10,000	(1)	$1.05	(2)
March 15, 2022	Common Shares	2,500	(1)	$1.05	(2)
March 17, 2022	Common Shares	22,200		$2.17	(6)
March 17, 2022	Common Shares	15,500		US$1.70	(6)
March 18, 2022	Common Shares	50,000		US$1.70	(6)
March 18, 2022	Common Shares	40,000		$2.17	(6)
March 21, 2022	Common Shares	61,600		$2.32	(6)
March 21, 2022	Common Shares	100,000		US$1.83	(6)
March 21, 2022	Options	100,000	(4)	$2.25
March 22, 2022	Common Shares	45,000	(1)	$1.05	(2)
March 23, 2022	Common Shares	100,000		US$1.82	(6)
March 23, 2022	Common Shares	62,400		$2.28	(6)

March 24, 2022	Common Shares	12,500	(3)	$2.31
March 28, 2022	Common Shares	8,700		$2.37	(6)
March 28, 2022	Common Shares	12,000		US$1.90	(6)
April 1, 2022	Common Shares	17,300		US$1.72	(6)
April 1, 2022	Common Shares	7,500		$2.15	(6)
April 4, 2022	Common Shares	57,200		US$1.72	(6)
April 4, 2022	Common Shares	33,500		$2.16	(6)
April 4, 2022	Common Shares	30,000	(1)	$1.75	(2)
April 7, 2022	Common Shares	4,400		$2.15	(6)
April 7, 2022	Common Shares	26,600		US$1.71	(6)
April 7, 2022	Options	100,000	(4)	$2.07
April 11, 2022	Common Shares	21,462		US$1.66	(6)
April 11, 2022	Common Shares	10,000		$2.09	(6)
April 12, 2022	Common Shares	30,000		US$1.69	(6)
April 12, 2022	Common Shares	22,500		$2.12	(6)
April 14, 2022	Common Shares	77,700		$2.10	(6)
April 14, 2022	Common Shares	50,000		US$1.67	(6)
April 18, 2022	Common Shares	75,100		$2.15	(6)
April 18, 2022	Common Shares	75,000		US$1.70	(6)
April 19, 2022	Common Shares	3,400		$2.16	(6)
April 19, 2022	Common Shares	29,549		US$1.71	(6)
April 22, 2022	Common Shares	17,514		US$1.63	(6)
April 22, 2022	Common Shares	6,500		$2.03	(6)
May 11, 2022	Common Shares	12,500	(3)	$1.35
May 17, 2022	Common Shares	55,000		$1.37	(6)
May 17, 2022	Common Shares	60,000		US$1.06	(6)
May 19, 2022	Common Shares	31,900		US$1.05	(6)
May 19, 2022	Common Shares	66,600		$1.37	(6)
May 24, 2022	Common Shares	83,196		US$1.09	(6)
May 25, 2022	Common Shares	740,000		US$1.36	(6)
May 26, 2022	Common Shares	8,348		US$1.39	(6)
May 26, 2022	Common Shares	7,000		$1.71	(6)
June 6, 2022	Common Shares	57,400		$1.57	(6)
June 6, 2022	Common Shares	100,000		US$1.25	(6)
June 10, 2022	Common Shares	20,000		US$1.20	(6)
June 14, 2022	Common Shares	250,200		US$1.18	(6)
June 20, 2022	Common Shares	9,200		$1.49	(6)
June 20, 2022	Options	25,000	(4)	$1.46
June 21, 2022	Common Shares	2,434		US$1.18	(6)
June 23, 2022	Common Shares	50,000		US$1.12	(6)
June 23, 2022	Common Shares	36,400		$1.45	(6)
June 29, 2022	Options	125,000	(4)	$1.32
July 7, 2022	Options	25,000	(4)	$1.17
July 11, 2022	Common Shares	22,000		$1.19	(6)
July 11, 2022	Common Shares	35,600		US$0.91	(6)
July 14, 2022	Common Shares	1,028,220		US$0.89	(6)
July 15, 2022	Options	75,000	(4)	$1.18
July 20, 2022	Common Shares	66,783		US$0.91	(6)
July 21, 2022	Common Shares	69,164		US$0.91	(6)
July 22, 2022	Common Shares	4,253		US$0.90	(6)
July 25, 2022	Common Shares	46,594		US$0.91	(6)
July 26, 2022	Common Shares	12,167		US$0.93	(6)
August 3, 2022	Common Shares	33,453		US$1.00	(6)

August 4, 2022	Common Shares	24,200		$1.32	(6)
August 4, 2022	Common Shares	52,336		US$1.02	(6)
August 8, 2022	Common Shares	55,900		$1.27	(6)
August 8, 2022	Common Shares	109,072		US$0.99	(6)
August 10, 2022	Common Shares	117,000		US$1.03	(6)
August 12, 2022	Common Shares	60,000		US$1.01	(6)
August 15, 2022	Common Shares	1,806		US$1.01	(6)
August 16, 2022	Common Shares	76,824		US$0.96	(6)
August 17, 2022	Common Shares	6,500		$1.25	(6)
August 17, 2022	Common Shares	53,770		US$0.96	(6)
August 18, 2022	Common Shares	72,500		US$0.98	(6)
August 18, 2022	Common Shares	30,000		$1.27	(6)
August 25, 2022	Common Shares	25,000		$1.25	(6)
August 25, 2022	Common Shares	30,000		US$0.97	(6)
August 26, 2022	Common Shares	13,344		US$0.96	(6)
August 26, 2022	Common Shares	7,500		$1.25	(6)
September 9, 2022	Common Shares	11,800		$1.19	(6)
September 9, 2022	Common Shares	36,000		US$0.90	(6)
September 13, 2022	Common Shares	65,000		US$0.90	(6)
September 14, 2022	Common Shares	76,796		US$0.91	(6)
September 16, 2022	Common Shares	30,200		US$0.89	(6)
October 6, 2022	Common Shares	98,948		US$0.90	(6)
October 6, 2022	Common Shares	26,300		$1.23	(6)
October 11, 2022	Common Shares	5,000		$1.26	(6)
October 11, 2022	Common Shares	8,256		US$0.90	(6)
October 12, 2022	Common Shares	16,630		US$0.89	(6)
October 13, 2022	Common Shares	1,506,600		$1.13	(6)
October 14, 2022	Common Shares	45,800		$1.21	(6)
October 14, 2022	Common Shares	120,600		US$0.88	(6)
October 19, 2022	Common Shares	40,000		US$0.86	(6)
October 19, 2022	Common Shares	15,500		$1.19	(6)
October 20, 2022	Common Shares	45,000		US$0.87	(6)
October 20, 2022	Common Shares	12,000		$1.19	(6)
October 24, 2022	Common Shares	4,900		$1.18	(6)
October 24, 2022	Common Shares	10,100		US$0.85	(6)
October 24, 2022	Options	5,000	(4)	$1.18
October 25, 2022	Common Shares	31,025		US$0.87	(6)
October 25, 2022	Common Shares	3,500		$1.18	(6)
October 27, 2022	Common Shares	18,767		US$0.87	(6)
October 27, 2022	Common Shares	17,100		$1.18	(6)
October 28, 2022	Common Shares	43,900		US$0.88	(6)
October 28, 2022	Common Shares	19,100		$1.19	(6)
November 8, 2022	Common Shares	1,652,700		$1.12	(6)
November 10, 2022	Common Shares	110,000		US$0.90	(6)
November 10, 2022	Common Shares	51,000		$1.21	(6)
November 15, 2022	Common Shares	88,000		$1.23	(6)
November 15, 2022	Common Shares	125,000		US$0.92	(6)
November 18, 2022	Common Shares	70,000		$1.25	(6)
November 18, 2022	Common Shares	150,000		US$0.93	(6)
November 21, 2022	Common Shares	12,500	(3)	$1.22
November 23, 2022	Common Shares	950,000		US$1.04	(6)
November 23, 2022	Common Shares	300,000		$1.40	(6)
November 24, 2022	Common Shares	22,564	(3)	$1.60

November 24, 2022	Restricted Shares	239,490	(5)	$1.60
November 24, 2022	Options	4,145,500	(4)	$1.60
November 25, 2022	Common Shares	300,000		$1.59	(6)
November 25, 2022	Common Shares	700,000		US$1.19	(6)
November 25, 2022	Common Shares	55,000		$1.60	(6)
November 28, 2022	Common Shares	5,000	(1)	$0.78	(2)
November 28, 2022	Common Shares	130,000		US$1.21	(6)
November 29, 2022	Common Shares	8,400		$1.63	(6)
November 29, 2022	Common Shares	45,789		US$1.22	(6)
November 30, 2022	Common Shares	35,000		$1.70	(6)
November 30, 2022	Common Shares	125,000		US$1.27	(6)
December 1, 2022	Common Shares	159,700		$1.80	(6)
December 1, 2022	Common Shares	330,000		US$1.33	(6)
December 2, 2022	Common Shares	150,673		US$1.41	(6)
December 2, 2022	Common Shares	48,300		$1.90	(6)
December 5, 2022	Common Shares	69,400		$1.89	(6)
December 5, 2022	Common Shares	177,193		US$1.40	(6)
December 7, 2022	Common Shares	3,300		$2.08	(6)
December 7, 2022	Common Shares	5,100		US$1.60	(6)
December 9, 2022	Common Shares	28,800		$1.78	(6)
December 9, 2022	Common Shares	127,500		US$1.30	(6)
December 12, 2022	Common Shares	20,300		US$1.31	(6)
December 13, 2022	Common Shares	20,396		US$1.36	(6)
December 13, 2022	Common Shares	8,200		$1.85	(6)
December 15, 2022	Common Shares	11,000		$1.87	(6)
December 15, 2022	Common Shares	58,551		US$1.36	(6)
December 20, 2022	Common Shares	150,000		US$1.26	(6)
December 22, 2022	Common Shares	12,500		$1.70	(6)
December 22, 2022	Common Shares	52,056		US$1.25	(6)

Notes:

(1)	Common shares issued from the exercise of stock options.
(2)	Represents the exercise price of the stock options.
(3)	Common shares issued from vested restricted share rights.
(4)	Stock options granted to management, employees and consultants.
(5)	Restricted share rights granted to management, employees and consultants.
(6)	Common shares issued from distributions under the Company’s “at-the-market” distribution equity program qualified by a prospectus supplement dated December 10, 2021 to the Company’s base shelf prospectus dated October 27, 2021, pursuant to an equity distribution agreement dated December 10, 2021 among the Company and the Agents. Common shares sold with an Issue Price in “US$” were sold through the facilities of the NYSE American. Common shares sold with an Issue Price in “$” were sold through the facilities of the TSX.

TRADING PRICE AND VOLUME

The common shares of the Company are listed and posted for trading on the TSX under the symbol “GOLD” and on the NYSE American under the symbol “GLDG”. The following table sets forth information relating to the trading of the common shares on the TSX for the 12-month period prior to the date of this prospectus supplement.

	Trading Summary
	High (C$)	Low (C$)	Volume Traded (#)
2021
December	1.71	1.27	4,222,896
2022
January	2.35	1.68	10,211,845
February	2.40	1.80	7,405,976
March	2.59	2.06	9,802,352
April	2.26	1.58	5,185,745
May	1.73	1.24	7,547,919
June	1.60	1.20	5,451,354
July	1.31	1.11	2,823,182
August	1.35	1.14	2,112,679
September	1.27	1.03	2,832,386
October	1.27	1.13	2,224,813
November	1.94	1.10	6,337,783
December 1-29	2.20	1.49	6,134,002

The following table provides the monthly high and low sales price and trading volume of the common shares on the NYSE American for the 12-month period before the date of this prospectus supplement:

	Trading Summary
	High (US$)	Low (US$)	Volume Traded (#)
2021
December	1.35	0.99	7,534,284
2022
January	1.89	1.23	32,461,829
February	1.87	1.41	18,056,103
March	2.02	1.60	27,937,183
April	1.80	1.23	13,347,830
May	1.44	0.95	24,025,067
June	1.28	0.93	15,695,518
July	1.03	0.86	10,318,046
August	1.05	0.87	9,432,375
September	0.97	0.76	10,772,256
October	0.93	0.82	9,382,473
November	1.45	0.80	29,543,630
December 1-29	1.64	1.09	38,363,584

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Sangra Moller LLP, Canadian counsel to the Company, and DLA Piper (Canada) LLP, Canadian counsel to the Agents, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to a holder who acquires Offered Shares as beneficial owner pursuant to the Offering and who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length with the Company and the Agents, is not affiliated with the Company or the Agents, and will acquire and hold such Offered Shares as capital property (each, a “Holder”). Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (a) that is a “financial institution” for purposes of the “mark-to-market property” rules in the Tax Act; (b) an interest in which is or would constitute a “tax shelter investment” (as defined in the Tax Act); (c) that is a “specified financial institution” (as defined in the Tax Act); (d) that reports its “Canadian tax results” for purposes of the Tax Act in a currency other than Canadian currency; (e) that is exempt from tax under the Tax Act; (f) that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement” (as those terms are defined in the Tax Act) with respect to the Offered Shares; or (g) that is a corporation resident in Canada that is, or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Shares, controlled by a non-resident person or a group of persons comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts that do not deal with each other at arm’s length, for the purposes of the “foreign affiliate dumping” rules in Section 212.3 of the Tax Act. Any such Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of acquiring Offered Shares pursuant to the Offering.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, specific proposals to amend the Tax Act and the Regulations (the “Tax Proposals”) which have been announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Tax Convention (1980), as amended (the “Canada-US Tax Convention”), and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Currency Conversion

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be determined in Canadian dollars based on the Bank of Canada rate for the day on which such amount arose or such other rate as is acceptable to the CRA.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (each, a “Resident Holder”). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other “Canadian security” (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder’s income. In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules applicable to “taxable dividends” received by an individual from “taxable Canadian corporations” (each as defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Company in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Company to designate dividends as “eligible dividends”.

In the case of a Resident Holder that is a corporation, such dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder’s income and will normally be deductible in computing such Resident Holder’s taxable income, subject to all restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay a tax under Part IV of the Tax Act (which generally is refundable, subject to the detailed rules of the Tax Act) on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Dispositions of Offered Shares

A Resident Holder who disposes of, or is deemed to have disposed of, an Offered Share (other than a disposition to the Company that is not a sale in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Offered Share immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other common shares held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “—Residents of Canada – Taxation of Capital Gains and Losses”.

Taxation of Capital Gains and Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must generally be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

A capital loss realized on the disposition of an Offered Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the Offered Share, or a share substituted for such share, to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (which generally is refundable, subject to the detailed rules of the Tax Act) on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include an amount in respect of taxable capital gains. Tax Proposals released on August 9, 2022 are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in such Tax Proposals. Resident Holders are advised to consult their own tax advisors regarding the possible implications of these Tax Proposals in their particular circumstances.

Capital gains realized by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Offered Shares in a business carried on in Canada (each, a “Non-Resident Holder”). The term “US Holder,” for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-US Tax Convention, is at all relevant times a resident of the United States and is a “qualifying person” within the meaning of the Canada-US Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-US Tax Convention. US Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-US Tax Convention based on their particular circumstances.

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Taxation of Dividends

Subject to an applicable tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Offered Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-US Tax Convention to 15% of the gross amount of the dividend if the beneficial owner of such dividend is a US Holder. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a US Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. In addition, under the Canada-US Tax Convention, dividends may be exempt from such Canadian withholding tax if paid to certain US Holders that are qualifying religious, scientific, literary, educational or charitable tax exempt organizations or qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures. Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable tax treaty or convention based on their particular circumstances.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Offered Shares, unless the Offered Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and are not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition.

Provided the Offered Shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes the TSX) at the time of disposition, the Offered Shares will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder does not deal at arm’s length, or (iii) partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder and/or persons who do not deal at arm’s length with the Non-Resident Holder, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists).

Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Offered Shares constitute “taxable Canadian property” in their own particular circumstances.

If Offered Shares are taxable Canadian property (or deemed to be taxable Canadian property) of a Non-Resident Holder and are not treaty-protected property of the Non-Resident Holder at the time of their disposition, the consequences above under “— Residents of Canada — Disposition of Offered Shares” and “— Residents of Canada — Taxation of Capital Gains and Capital Losses” will generally apply.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain anticipated US federal income tax considerations applicable to a US Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to this prospectus supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax considerations that may apply to a US Holder as a result of the acquisition, ownership and disposition of Offered Shares acquired pursuant to this prospectus supplement. This summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax considerations applicable to such US Holder of Offered Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. US Holders should consult their own tax advisors regarding the US federal, US state and local, and non-US tax consequences relating to the acquisition, ownership and disposition of Offered Shares. In addition, this summary does not discuss currently proposed tax legislation that may affect the US federal income tax consequences to US holders of acquiring, owning and disposing of Offered Shares if such proposal were enacted in its current form.

No ruling from the US Internal Revenue Service (the “IRS”) or legal opinion has been requested, or will be obtained, regarding the potential US federal income tax considerations applicable to US Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the US courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated by the Department of the Treasury (whether final, temporary or proposed) (“Treasury Regulations”), US court decisions, published rulings and administrative positions of the IRS, and the Canada-US Tax Convention, in each case, in effect as of the date of this prospectus supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner possibly with retroactive effect, at any time. Except as provided herein, this summary does not discuss the potential effects of any proposed legislation.

US Holder

For purposes of this section, a “US Holder” is a beneficial owner of Offered Shares acquired pursuant to this prospectus supplement that is (a) an individual who is a citizen or resident of the United States for US federal income tax purposes; (b) a corporation, or other entity treated as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States or the District of Columbia; (c) an estate if the income of such estate is subject to US federal income tax regardless of the source of such income; or (d) a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes, or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

Non-US Holder

For purposes of this summary, a “Non-US Holder” is a beneficial owner of Offered Shares that is neither a US Holder nor a partnership (or other “pass-through” entity) for US federal income tax purposes. This summary does not address the US federal income tax considerations applicable to Non-US Holders relating to the acquisition, ownership and disposition of Offered Shares. Accordingly, Non-US Holders should consult their own tax advisors regarding the US federal, US state and local, and non-US tax consequences (including the potential application of and operation of the Canada-US Tax Convention or any other tax treaties) relating to the acquisition, ownership, and disposition of Offered Shares.

US Holders Subject to Special US Federal Income Tax Rules Not Addressed

This summary does not address the US federal income tax considerations applicable to US Holders that are subject to special provisions under the Code, including: (a) US Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts; (b) US Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) US Holders that have a “functional currency” other than the US dollar; (d) US Holders that own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other integrated transaction; (e) US Holders that acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (f) US Holders that hold Offered Shares other than as a capital asset (generally property held for investment purposes) within the meaning of Section 1221 of the Code; (g) US Holders that are partnerships or other flow-through entities for US federal income tax purposes; (h) US Holders that are subject to special tax accounting rules with respect to the Offered Shares for US federal income tax purposes; (i) US Holders that are subject to taxing jurisdictions other than, or in addition to, the United States; or (j) US Holders that own, directly, indirectly or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company. The summary below also does not address the impact of the Offering on persons who are US expatriates or former long-term residents of the United States subject to Section 877 or 877A of the Code. US Holders and others that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own tax advisors regarding the US federal income tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If a partnership (or other entity or arrangement treated as a partnership for US federal income tax purposes) holds Offered Shares, the tax treatment of a partner in the partnership (or other entity or arrangement treated as a partnership for US federal income tax purposes) will generally depend on the status of the partner and the activities of the partnership. Partners in partnerships (or other entities or arrangements treated as partnerships for US federal income tax purposes) that are beneficial owners of Offered Shares should consult their own tax advisors regarding the US federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Offered Shares.

Tax Considerations Other than US Federal Income Tax Considerations Not Addressed

This summary does not address the US state and local tax, US estate, gift, and generation-skipping tax, US federal net investment income, US federal alternative minimum tax, or non-US tax considerations to US Holders relating to the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each US Holder should consult its own tax advisor regarding the US state and local tax, US estate, gift, and generation-skipping tax, US federal net investment income, US federal alternative minimum tax and non-US tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

US Federal Income Tax Considerations of the Acquisition, Ownership and Disposition of Offered Shares

Classification as a Passive Foreign Investment Company

As discussed below under “Passive Foreign Investment Company Rules - PFIC Status of the Company”, although the Company has not made a formal determination as to whether it was a “passive foreign investment company” under Section 1297 of the Code (“PFIC”) for the taxable year ended November 30, 2022, the Company believes there is a significant risk that it was a PFIC for the taxable year ended November 30, 2022, and anticipates that there will be a significant risk that it will be a PFIC in subsequent years. If the Company is classified as a PFIC in any taxable year in which a US Holder holds Offered Shares, the Company generally will be considered a PFIC with respect to such Offered Shares in subsequent taxable years even if the Company is otherwise not a PFIC in such subsequent taxable years. If the Company is considered to be a PFIC with respect to a US Holder’s Offered Shares, such holder generally will be liable to pay income tax at the highest ordinary income tax rate on any “excess distribution” from the Company and on the US Holder’s gain from the disposition of Offered Shares as if such excess distribution or gain had been recognized ratably over the US Holder’s holding period for the Offered Shares, plus interest on such amount as if it were treated as a series of underpayments of tax in such prior years. Each US Holder should consult its own tax advisor regarding the classification of the Company as a PFIC and the consequences of such classification.

Distributions on Offered Shares

Subject to the PFIC rules discussed below, a US Holder that receives a distribution with respect to Offered Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for US federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a US Holder’s tax basis in the Offered Shares, and thereafter as a gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company does not expect to determine its current and accumulated earnings and profits in accordance with US federal income tax principles, and US Holders should therefore assume that any distribution by the Company with respect to Offered Shares will constitute dividend income. Dividends received on Offered Shares will not be eligible for the “dividends received deduction” allowed to corporations under the Code with respect to dividends received from domestic corporations.

Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-US Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate US Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company is not classified as a PFIC in the tax year of distribution or in the preceding tax year. Dividends paid to a US Holder that do not result in qualified dividend income generally will be taxed at ordinary income tax rates. The dividend rules are complex, and each US Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Offered Shares, a US Holder generally will recognize gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) its tax basis in such Offered Shares sold or otherwise disposed of. Such gain or loss will be a long-term capital gain or loss if the Offered Shares have been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain generally will be treated as “US source” for purposes of applying the US foreign tax credit rules unless the gain is subject to tax in Canada and is re-sourced as “foreign source” under the Canada-US Tax Convention and such US Holder elects to treat such gain or loss as “foreign source” (see a more detailed discussion at “Foreign Tax Credit” below). Long-term capital gains of certain non-corporate US Holders are eligible for reduced rates of taxation. Deductions for capital losses are subject to complex limitations.

Foreign Tax Credit

A US Holder who pays Canadian withholding tax with respect to dividends paid on Offered Shares generally may elect to deduct or credit such tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder’s US federal income tax liability that such US Holder’s “foreign source” taxable income bears to such US Holder’s worldwide taxable income. In applying this limitation, a US Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “US source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive category income”. Because the foreign tax credit rules are complex, US Holders should consult their own tax advisors regarding the foreign tax credit rules, including the source of any dividends paid to US Holders.

Subject to certain specific rules, foreign income and withholding taxes paid with respect to any distribution in respect of stock in a PFIC should qualify for the foreign tax credit. The rules relating to foreign tax credits applicable to distributions by a PFIC are complex, and a US Holder should consult with its own tax advisor with respect to any distribution received from a PFIC.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a US Holder in connection with the ownership of Offered Shares, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the US dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into US dollars at that time). If the foreign currency received is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. A US Holder that receives foreign currency and converts such foreign currency into US dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as US source ordinary income or loss for foreign tax credit purposes. US Holders should consult their own US tax advisors regarding the US federal income tax consequences of receiving, owning and disposing of foreign currency.

Passive Foreign Investment Company Rules

If the Company is a PFIC within the meaning of Section 1297 of the Code at any time during a US Holder’s holding period, then certain different and potentially adverse tax consequences would apply to such US Holder’s acquisition, ownership and disposition of Offered Shares.

PFIC Status of the Company

The Company generally will be a PFIC if, for a given tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all income less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, US Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a “lower-tier PFIC”), and will be subject to US federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if the US Holder directly held the shares of such lower-tier PFIC.

The Company believes there is a significant risk that it was a PFIC for the tax year ended November 30, 2022, and anticipates that there will be a significant risk that it will be a PFIC in subsequent years. The determination of whether the Company (or a subsidiary of the Company) was, or will be, a PFIC for a tax year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations. In addition, whether the Company (or subsidiary) will be a PFIC for any tax year depends on the composition of the assets and income of the Company (and each such subsidiary) over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this prospectus supplement. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or subsidiary) concerning its PFIC status or that the Company (and any subsidiary) was not, or will not be, a PFIC for any tax year. US Holders should consult their own tax advisors regarding the PFIC status of the Company and any subsidiary of the Company.

Default PFIC Rules under Section 1291 of the Code

If the Company is a PFIC, the US federal income tax consequences to a US Holder of the acquisition, ownership and disposition of Offered Shares will depend on whether such US Holder makes a Qualified Electing Fund Election under Section 1295 of the Code (“QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Offered Shares. A US Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing US Holder.”

A Non-Electing US Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Offered Shares and (b) any excess distribution paid on the Offered Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a US Holder’s holding period for the Offered Shares, if shorter).

If the Company is a PFIC, under Section 1291 of the Code any gain recognized on the sale or other taxable disposition of Offered Shares (including an indirect disposition of shares of a lower-tier PFIC), and any excess distribution paid on Offered Shares (or a distribution by a lower-tier PFIC to its shareholder that is deemed to be received by a US Holder) must be ratably allocated to each day of a Non-Electing US Holder’s holding period for the Offered Shares, as applicable. The amount of any such gain or excess distribution allocated to the tax year of disposition or excess distribution and to years before the Company became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to US federal income tax at the highest tax rate applicable to ordinary income in each such year without regard to the US Holder’s other tax attributes, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing US Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing US Holder holds Offered Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing US Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. If the Company ceases to be a PFIC, a Non-Electing US Holder may terminate this deemed PFIC status with respect to Offered Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Offered Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

If the Company is a PFIC and a US Holder makes a QEF Election for the first tax year in which its holding period of its Offered Shares begins, such US Holder generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. However, a US Holder that makes a QEF Election will be subject to US federal income tax on such US Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such US Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such US Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A US Holder that makes a QEF Election will be subject to US federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such US Holder by the Company. However, a US Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current US federal income tax on such amounts, subject to an interest charge. If such US Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A US Holder that makes a timely and effective QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the US Holder because of such QEF Election and (b) will adjust such US Holder’s tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a US Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the US federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as timely if it is made for the first year in the US Holder’s holding period for the Offered Shares in which the Company was a PFIC. A US Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such US Holder files a US federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a US Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in a subsequent tax year, the QEF Election will be effective, and the US Holder will be subject to the QEF rules described above during a subsequent tax year in which the Company qualifies as a PFIC.

US Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company intends to satisfy the record-keeping requirements and make available to US Holders a PFIC Annual Information Statement and any other information such US Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC. Accordingly, it is expected that US Holders will be able to make a QEF Election with respect to the Company or its subsidiaries.

Mark-to-Market Election

A US Holder may make a Mark-to-Market Election only if the Offered Shares are marketable stock. The Offered Shares generally will be “marketable stock” if they are regularly traded on (a) a national securities exchange that is registered with the SEC; (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934; or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced; and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A US Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a US Holder does not make a Mark-to-Market Election beginning in the first tax year of such US Holder’s holding period for Offered Shares or such US Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares if the Company is a PFIC.

A US Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such US Holder’s tax basis in such Offered Shares. A US Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such US Holder’s adjusted tax basis in the Offered Shares over (ii) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

US Holders that make a Mark-to-Market Election generally also will adjust their tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a US Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be “marketable stock” or the IRS consents to revocation of such election. US Holders should consult their own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election. Each US Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a US Holder may be eligible to make a Mark-to-Market Election with respect to Offered Shares, no such election may be made with respect to the stock of any lower-tier PFIC that a US Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of lower-tier PFIC stock or distributions from a lower-tier PFIC.

The PFIC rules are complex, and US Holders should consult their own tax advisors regarding the PFIC rules and how they may affect the US federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares in the event the Company is a PFIC at any time during the holding period for such Offered Shares.

Information Reporting and Backup Withholding

Certain US Holders are required to report information relating to an interest in Offered Shares, subject to certain exceptions (including an exception for Offered Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Offered Shares. Failure to do so could result in substantial penalties and in the extension of the statute of limitations with respect to such holder’s US federal income tax returns. In addition, if US Holders hold Offered Shares in any tax year in which we are classified as a PFIC, such US Holders will generally be required to file an IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, for such tax year. US Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Offered Shares.

Payments made within the United States, or by a US payor or US middleman, of dividends on Offered Shares, and proceeds arising from certain sales or other taxable dispositions of Offered Shares, may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a US Holder (a) fails to furnish such US Holder’s correct US social security or other taxpayer identification number (generally on Form W-9); (b) furnishes an incorrect US taxpayer identification number; (c) is notified by the IRS that such US Holder has previously failed to properly report items subject to backup withholding tax; or (d) fails under certain circumstances to certify, under penalty of perjury, that such US Holder has furnished its correct US taxpayer identification number and that the IRS has not notified such US Holder that it is subject to backup withholding tax. However, US Holders that are corporations generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the US backup withholding rules will be allowed as a credit against a US Holder’s US federal income tax liability, if any, or will be refunded, if such US Holder timely furnishes the required information to the IRS.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a US Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. US Holders should consult their own tax advisors regarding the information reporting and backup withholding tax rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO US HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. US HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE POTENTIAL EFFECTS OF ANY PROPOSED LEGISLATION, IF ENACTED.

LEGAL MATTERS

Certain legal matters relating to the Offering hereby will be passed upon on behalf of the Company by Sangra Moller LLP, with respect to Canadian legal matters, and by Haynes and Boone, LLP, with respect to United States legal matters, and on behalf of the Agents by DLA Piper (Canada) LLP, with respect to Canadian legal matters, and DLA Piper LLP (US), with respect to United States legal matters.

INTEREST OF EXPERTS

All technical and scientific information discussed in the prospectus accompanying this prospectus supplement or any documents incorporated by reference herein or therein, including mineral resource estimates for the Company’s material properties, and all technical and scientific information for the Company’s other non-material projects, has been reviewed and approved by Paulo Pereira, President of the Company. Mr. Pereira holds a Bachelor’s degree in Geology from Universidad Do Amazonas in Brazil, is a Qualified Person and is a member of the Association of Professional Geoscientists of Ontario.

Sue Bird, P.Eng. and Kirstin Girdner, P.E. of Moose Mountain Technical Services and Arthur Barnes, P.Eng., FSAIMM of MPC Metallurgical Process Consultants Limited authored a technical report titled “NI 43-101, Mineral Resource Estimate for the Whistler Project” dated effective June 11, 2021, which is referred to in the prospectus accompanying this prospectus supplement and which was filed on November 4, 2021. Each of Sue Bird, Kirstin Girdner and Arthur Barnes is a Qualified Person and is independent of the Company.

Joseph A. Kantor, M.SC., MMSA Geology, Robert E. Cameron, Ph.D., MMSA Mining and Ore Reserves, and Mauricio Castañeda, MAIG, retained by Behre Dolbear & Company (USA), Inc. prepared a technical report titled “Technical Report on the Titiribi Project, Department of Antioquia, Colombia”, dated effective June 14, 2021, which is referred to in the prospectus accompanying this prospectus supplement. Each of Joseph A. 35 Kantor, Robert E. Cameron, and Mauricio Castañeda is a Qualified Person and is independent of the Company.

Porfirio Rodriguez, B.Sc. (Min. Eng), FAIG, and Leonardo de Moraes Soares, B.Sc. (Geo.), MAIG, of GE21 Consultoria Mineral Ltda authored a technical report titled “São Jorge Gold Project, Pará State, Brazil: Independent Technical Report on Mineral Resources”, dated effective May 31, 2021, which is referred to in the prospectus accompanying this prospectus supplement. Each of Porfirio Rodriguez and Leonardo de Moraes is a Qualified Person and is independent of the Company.

Scott E. Wilson, C.P.G., SME-RM, of Metal Mining Consultants Inc., Mauricio Castañeda, MAIG, an independent consulting mineral exploration specialist, Paul Hosford, P.Eng., of Principal, PMet Services, BC, and Michael Cole, SME RM, of Mine Planners of Roanoke, Virginia, authored a technical report titled “NI 43-101 Technical Report and Preliminary Economic Assessment, GoldMining Inc., La Mina Project, Antioquia, Republic of Colombia”, dated effective January 12, 2022, which is referred to in the prospectus accompanying this prospectus supplement. Each of Scott E. Wilson, Mauricio Castañeda, Paul Hosford and Michael Cole is a Qualified Person and is independent of the Company.

As noted above, Paulo Pereira is currently the President of the Company. Mr. Pereira owns common shares and has been granted stock options through the course of his employment, however, the interests held by Mr. Pereira throughout his employment term at all times represented less than one percent of the issued and outstanding common shares.

Except as otherwise disclosed herein, none of the foregoing experts, nor any partner, employee or consultant of such an expert who participated in and who was in a position to directly influence the preparation of the applicable statement, report or valuation, has, has received, or is expected to receive, registered or beneficial interests, direct or indirect, in common shares or other property of the Company or any of its associates or affiliates representing 1% or more of the outstanding common shares.

AUDITORS

Our financial statements as at November 30, 2021 and November 30, 2020 and for the years then ended incorporated by reference into this prospectus supplement have been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as indicated in their report dated February 28, 2022, which is also incorporated by reference herein. The audited financial statements have been incorporated by reference in the Registration Statement and this prospectus supplement in reliance on the report of the Independent Registered Public Accounting Firm, given on their authority as experts in auditing and accounting. PricewaterhouseCoopers LLP have advised the board of directors of the Company that they are independent of the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and in accordance with the independence rules of the SEC and the Public Company Accounting Oversight Board (United States).

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the common shares is Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 and 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a company incorporated under the Canada Business Corporations Act. Some of our directors and officers, and the experts named in this prospectus supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. The Company has appointed an agent for service of process in the United States (as set forth in the prospectus), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a US court predicated solely upon civil liability under US federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon US federal securities laws.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale therein and only by persons permitted to sell such securities. See "Plan of Distribution".

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of GoldMining Inc. at Suite 1830 – 1030 West Georgia Street, Vancouver, British Columbia V6E 2Y3, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	October 27, 2021

GOLDMINING INC.

$130,000,000

Common Shares

Preferred Shares

Warrants

Subscription Receipts

Units

Debt Securities

This short form base shelf prospectus (the "Prospectus") relates to the offering for sale by GoldMining Inc. (the "Company") from time to time, during the 25-month period that this Prospectus, including any amendments hereto, remains effective, of up to $130,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in the aggregate of: (i) common shares in the capital of the Company ("Common Shares"); (ii) preferred shares in the capital of the Company ("Preferred Shares"), issuable in series; (iii) warrants ("Warrants") to purchase other Securities (as defined below) of the Company; (iv) subscription receipts ("Subscription Receipts") convertible into other Securities of the Company; (v) debentures, notes or other evidence of indebtedness of any kind, nature or description and which may be issuable in series (collectively, "Debt Securities"); and (vi) units ("Units") comprised of one or more of any of the other Securities, or any combination of such Securities (the Common Shares, Preferred Shares, Warrants, Subscription Receipts, Debt Securities and Units are collectively referred to herein as the "Securities"). The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (each, a "Prospectus Supplement"). In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The issued and outstanding Common Shares of the Company are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", and on the NYSE American LLC (the "NYSE American") under the symbol "GLDG". On October 26, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $1.80, and on the NYSE American was US$1.44.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of Canada, that some of its officers and directors are residents of a foreign country, that some of the experts named in this Prospectus are, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country, and a substantial portion of the assets of the Company and said persons may be located outside of the United States. See "Enforceability of Certain Civil Liabilities".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Investing in Securities of the Company involves a high degree of risk. You should carefully review the risks outlined in this Prospectus (together with any Prospectus Supplement) and in the documents incorporated by reference in this Prospectus and any Prospectus Supplement and consider such risks in connection with an investment in such Securities. See "Risk Factors".

Prospective investors should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading "Certain Federal Income Tax Considerations" as well as the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The specific terms of any Securities with respect to a particular offering will be described in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares; (ii) in the case of Preferred Shares, the designation of the particular series, the number of Preferred Shares offered, the offering price, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms; (iii) in the case of Warrants, the number of Warrants being offered, the offering price, whether the Warrants are being offered for cash, the designation, number and terms of the other Securities issuable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, the currency in which such other Securities are issued and any other terms specific to the Subscription Receipts; (v) in the case of Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinated, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions, and any other specific terms; and (vi) in the case of Units, the number of Units being offered, the offering price and the designation, number and terms of the Securities comprising the Units. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus to the extent required by applicable securities law. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to this Prospectus.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in those jurisdictions. The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to exemptions from registration or qualifications under applicable securities law. The Prospectus Supplement relating to each issue of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company will or expects to receive, and any other material terms of the plan of distribution. This Prospectus may qualify an "at-the-market distribution" as defined in National Instrument 44-102 – Shelf Distributions ("NI 44-102").

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices vary as between purchasers and during the period of distribution of the Securities.

In connection with any offering of Securities (unless otherwise specified in a Prospectus Supplement), other than an "at-the-market" distribution, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter, dealer or agent involved in an "at-the-market distribution" under this Prospectus, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities, including selling an aggregate number or principal amount of Securities that would result in the underwriter, dealer or agent creating an over-allotment position in the Securities. See "Plan of Distribution".

No underwriter has been involved in the preparation of the Prospectus or performed any review of the contents of the Prospectus.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will not be listed on any securities exchange. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See "Risk Factors".

The Company's head office and principal address is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3 and the registered office is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

TABLE OF CONTENTS

GENERAL MATTERS	2
ABOUT THIS PROSPECTUS	2
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION	2
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES	4
FINANCIAL INFORMATION	5
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	5
DOCUMENTS INCORPORATED BY REFERENCE	6
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	9
AVAILABLE INFORMATION	9
SUMMARY OF DESCRIPTION OF BUSINESS	9
CONSOLIDATED CAPITALIZATION	13
USE OF PROCEEDS	14
EARNINGS COVERAGE RATIO	14
PLAN OF DISTRIBUTION	14
DESCRIPTION OF SECURITIES	16
PRIOR SALES	31
TRADING PRICE AND VOLUME	31
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS	31
EXEMPTIONS	31
RISK FACTORS	31
LEGAL MATTERS	34
INTERESTS OF EXPERTS	34
AUDITOR, TRANSFER AGENT AND REGISTRAR	35
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES	36
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	36
CONTRACTUAL RIGHTS OF RESCISSION	37
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	37
CERTIFICATE OF THE COMPANY	C-1

GENERAL MATTERS

In this Prospectus, "GoldMining", the "Company", "we", "us", and "our" refers, collectively, to GoldMining Inc. and our wholly owned subsidiaries.

ABOUT THIS PROSPECTUS

We are a company incorporated under the federal laws of Canada. Our common shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our common shares are traded in Canada on the TSX under the symbol "GOLD" and in the United States on the NYSE American under the symbol "GLDG".

This Prospectus is a base shelf prospectus that:

●

we have filed with the securities commissions in each of the provinces and territories of Canada, (the "Canadian Qualifying Jurisdictions") in order to qualify the offering of the Securities described in this Prospectus in accordance with NI 44‐102; and

●

forms part of a registration statement on Form F‐10 (the "Registration Statement") that we filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended (the "U.S. Securities Act") under the Multilateral Jurisdiction Disclosure System between Canada and the United States.

Under this shelf registration process, we may sell any combination of the Securities described in this Prospectus in one or more offerings up to a total aggregate offering price of $130,000,000. This Prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus we will provide a Prospectus Supplement that will contain specific information about the terms of that specific offering. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the Prospectus Supplement.

You should rely only on the information contained in or incorporated by reference into this Prospectus and in any applicable Prospectus Supplement. The Company has not authorized anyone to provide you with different information. The Company is not making any offer of these Securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents or that any information contained in any document incorporated by reference is accurate as of any date other than the date of that document.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Prospectus and the documents incorporated by reference herein constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, "forward-looking statements"). These statements relate to future events or future performance, business prospects or opportunities of the Company. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".

Examples of forward-looking statements in the Prospectus and the documents incorporated by reference herein include, but are not limited to statements regarding or relating to: capital expenditure programs and the timing and method of financing thereof; the requirement for additional financing in order to maintain the Company's operations and exploration activities; future acquisitions of mineral properties; the Company's vision and strategy; the criteria the Company will use when assessing potential acquisitions; the Company's belief that it will continue to be able to locate and retain professionals with the necessary specialized skills and knowledge; the Company's intention and ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and production; the Company's ability to raise the capital necessary to fund its operations and the potential development of its properties; the Company's ability to obtain the resources to conduct exploration and development activities on its properties; the Company's intention to continue to make expenditures to ensure compliance with applicable laws and regulations; the Company's intentions and expectations regarding exploration at any of its mineral properties; forecasts relating to mining, development and other activities at the Company's operations; potential increases in the ultimate recovery of gold from its properties; forecasts relating to market developments and trends in global supply and demand for gold; future royalty and tax payments and rates; future work on the Company's non-material properties; and the Company's mineral reserve and mineral resource estimates.

Such statements reflect the Company's current views with respect to future events and are subject to risks and uncertainties that are necessarily based upon a number of estimates and assumptions. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In making the forward-looking statements included in this Prospectus, the Company has made various material assumptions which the Company believes are reasonable, including, but not limited to: current gold, silver, base metal and other commodity prices will be sustained, or will improve; the proposed development of the Company's projects will be viable operationally and economically and will proceed as expected; any additional financing required by the Company will be available, and on reasonable terms; the accuracy of any mineral reserve and mineral resource estimates; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; political and regulatory stability; the receipt of governmental and third party approvals, licences and permits on favourable terms; obtaining required renewals for existing approvals, licences and permits and obtaining all other required approvals, licences and permits on favourable terms; and the Company will not experience any material accident, labour dispute or failure of plant or equipment.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Prospective investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among others: risks related to the exploration, development, and operation of early-stage mineral properties, including the speculative nature of exploration and development projects, the possibility of diminishing quantities or grades of mineralization, the inability to recover certain expenditures and the exposure to operational hazards typically encountered in the exploration, development and production of mineral properties; risks related to the uncertainty of Mineral Resource estimates; risks related to the potential dilution of voting power or earnings per share as a result of the exercise of convertible securities of the Company, future financings or future acquisitions financed by the issuance of equity; risks related to potential acquisitions of additional mineral properties; risk related to the Company's ability to renegotiate existing agreements related to certain of its projects; risks related to obtaining and maintaining all necessary government permits, approvals and authorizations related to the continued exploration and development of the Company's current and future projects and operations; risks related to government regulations and government and community approvals, acceptance, agreements and permissions (generally referred to as "social licence"), including the ability to obtain and maintain such approvals, the impact of changing government regulations and shifting political climates, and the ability of regulatory authorities to impose fines or shut down operations in cases of noncompliance; risks related to the presence of artisanal miners; risks inherent in mining and development, including risks related to accidents, labour disputes, environmental hazards, unfavourable operating conditions, or other unanticipated difficulties with or interruptions in operations; risks related to natural phenomena, terrorism, civil unrest and public health concerns (including health epidemics or pandemics such as COVID-19); risks related to property and mineral title, including defective title to mineral claims or property; risks related to environmental regulation and liability; risks related to uncertainty of the performance of contractors; costs, delays and other risks associated with statutory and regulatory compliance; risks related to general economic conditions; risks related to gold and other commodity price fluctuations and volatility; risks related to the fact that the Company has no known Mineral Reserves and that no economic reserves may exist on the Company's projects; risks related to the uncertainty of profitability, as the Company has no history of earnings; risks related to competitive conditions in the mineral exploration and mining industry; risks related to foreign exchange fluctuations; global financial conditions, including market reaction to COVID-19; risks related to the ability of the Company to retain skilled and experienced personnel, contractors, management and employees; risks related to potential litigation; risks related to foreign operations; risks related to possible conflicts of interest; uninsurable risks; the Company's broad discretion relating to the use of proceeds raised hereunder; the absence of a market through which the Securities, other than the Common Shares, may be sold; and additional factors described under the heading "Risk Factors" in this Prospectus, and under the heading "Risk Factors" in the AIF.

The Company believes that the expectations reflected in any forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Prospectus should not be unduly relied upon. These statements speak only as of the date of this Prospectus. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This Prospectus, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards), adopted by the CIM Council.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in certain specific cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws.

The SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 was rescinded and replaced with the disclosure requirements in subpart 1300 of SEC Regulation S-K. Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding definitions under the CIM Standards, as required under NI 43-101.

United States investors are cautioned that there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standard adopted under the SEC Modernization Rules. Accordingly, information contained in this Prospectus and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

FINANCIAL INFORMATION

We present our financial statements in Canadian dollars and our annual financial statements are prepared in accordance with IFRS and our interim financial statements are prepared in accordance with IFRS as applicable to interim financial reporting. Unless otherwise indicated, financial information included in or incorporated by reference in this Prospectus has been prepared in accordance with IFRS. As a result, certain financial information included in or incorporated by reference in this Prospectus may not be comparable to financial information prepared by companies in the United States reporting under U.S. GAAP. Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus are reported in Canadian dollars. In this Prospectus, all dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and are referred to as "$" or "C$". United States dollars are referred to as "US$".

The high, low, average and closing exchange rates for United States dollars in terms of the Canadian dollar for each of the indicated periods, as quoted by the Bank of Canada, were as follows:

	Year ended November 30 (C$)
	2020	2019	2018
High	1.4496	1.3642	1.3310
Low	1.2965	1.3038	1.2288
Average	1.3446	1.3289	1.2907
Closing	1.2965	1.3289	1.3301

	Nine months ended August 31 (C$)
	2021	2020
High	1.2952	1.4496
Low	1.2040	1.2970
Average	1.2529	1.3536
Closing	1.2617	1.3042

On October 26, 2021, the daily average exchange rate provided by the Bank of Canada in terms of the United States dollar was US$1.00 = C$1.2376.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada (the "Qualifying Provinces"). Copies of the documents incorporated herein by reference or a copy of the Company's permanent information record may be obtained on request without charge from the Company's Chief Financial Officer at Suite 1830 – 1030 West Georgia Street, Vancouver, British Columbia V6E 2Y3, or by accessing the disclosure documents available electronically in Canada on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com or in the United States through the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") at the website of the SEC at www.sec.gov. The filings of the Company through SEDAR and EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

As at the date hereof, the following documents of the Company, filed with the securities commissions or similar authorities in each of the Qualifying Provinces, are specifically incorporated by reference into and form an integral part of this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in the Prospectus, as further described below:

(a)	the annual information form of the Company for the year ended November 30, 2020, dated March 1, 2021 (the "AIF");

(b)

the audited consolidated financial statements of the Company for the years ended November 30, 2020 and 2019, together with the independent registered public accounting firm's report thereon and the notes thereto (the "Annual Financial Statements");

(c)	the management's discussion and analysis of the Company for the year ended November 30, 2020, dated March 1, 2020 (the "Annual MD&A");

(d)	the unaudited condensed interim financial statements of the Company for the three and nine month period ended August 31, 2021, together with the notes thereto (the "Interim Financial Statements");

(e)	the management's discussion and analysis of the Company for the three and nine month period ended August 31, 2021 (the "Interim MD&A");

(f)	the management information circular of the Company dated April 2, 2021, prepared in connection with the annual general meeting of shareholders of the Company held on May 20, 2021;

(g)	the material change report dated March 18, 2021, announcing that Gold Royalty Corp. ("GRC") had closed its initial public offering of 18,000,000 units of GRC for gross proceeds of US$90.0 million; and

(h)

the material change report dated March 31, 2021, reporting Garnet Dawson's resignation as Chief Executive Officer of the Company and the appointment of Alastair Still as Chief Executive Officer, effective April 1, 2021.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports), and all other documents of the type required to be incorporated by reference in a short form prospectus by National Instrument 44-101 –Short Form Prospectus Distributions ("NI 44-101") filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and prior to the termination of any offering of Securities hereunder shall be deemed to be incorporated by reference into this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished by the Company to the SEC after the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below) of which this Prospectus forms a part. In addition, the Company may incorporate by reference into this Prospectus, or the Registration Statement of which it forms a part, other information from documents filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus.

Upon a new annual information form and related annual financial statements and management's discussion and analysis being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the term of this Prospectus: (i) the previous annual information form, the previous annual financial statements and related management's discussion and analysis; (ii) all interim financial statements and related management's discussion and analysis; (iii) all material change reports and information circulars and all Prospectus Supplements filed by the Company prior to the commencement of the Company's financial year in respect of which the new annual information form is filed; shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

Upon new interim consolidated financial statements and related management's discussion and analysis being filed by the Company with the applicable securities regulatory authorities in Canada during the term of this Prospectus, all interim consolidated financial statements and related management's discussion and analysis filed prior to the new interim consolidated financial statements and related management's discussion and analysis shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

Upon a new information circular relating to an annual meeting of shareholders being filed by the Company with applicable securities regulatory authorities in Canada subsequent to the date of this Prospectus and prior to the date on which this Prospectus ceases to be effective, the information circular for the preceding annual meeting of shareholders and any other information circular filed by the Company prior to the commencement of the Company's financial year in respect of which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

All information permitted under applicable securities legislation to be omitted from the Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with the Prospectus, to the extent required by applicable securities laws. A Prospectus Supplement containing the specific terms of any Securities offered thereunder will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the Securities offered thereunder. Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Company's securities.

In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any "template version" of "marketing materials" (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

The Company has not provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, he or she should not rely on it.

References to our website in any documents that are incorporated by reference into this Prospectus and any Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus or any Prospectus Supplement, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement (as defined below) of which this Prospectus forms a part: (1) the documents listed under "Documents Incorporated by Reference"; (2) the consent of PricewaterhouseCoopers LLP; (3) powers of attorney from certain of the Company's directors and officers; (4) the consents of the "qualified persons" (for the purposes of NI 43-101) referred to in this Prospectus under "Interests of Experts"; and (5) the form of indenture for any Debt Securities issued hereunder. A copy of the form of any applicable warrant agreement, indenture, subscription receipt agreement, or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

AVAILABLE INFORMATION

The Company is subject to the information reporting requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may generally be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Prospective investors may read and download any public document that the Company has filed with securities commissions or similar regulatory authorities in Canada on SEDAR at www.sedar.com. The reports and other information filed and furnished by the Company with the SEC can be inspected on the SEC's website at www.sec.gov. Reports and other information filed by the Company with, or furnished to, the SEC may also be inspected and copied for a fee at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549.

The Company has filed with the SEC the Registration Statement under the U.S. Securities Act, with respect to the Securities. This Prospectus, which forms part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement". For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in or incorporated by reference into this Prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC's website: www.sec.gov. Each time the Company sells Securities under the Registration Statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

SUMMARY OF DESCRIPTION OF BUSINESS

The following description of the Company is, in some instances, derived from selected information about the Company contained in the documents incorporated by reference into this Prospectus. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in any Securities. You should carefully read the entire Prospectus and the applicable Prospectus Supplement, as well as the documents incorporated by reference into this Prospectus and the applicable Prospectus Supplement, including the section of the AIF titled "Risk Factors", before making an investment decision.

The Company is a mineral exploration company with a focus on the acquisition, exploration and development of projects in the Americas. The Company's projects include the La Mina, Titiribi and Yarumalito Gold-Copper Projects, all of which are located in the Department of Antioquia, Colombia; the Whistler Gold-Copper Project, located in Alaska, United States; the Almaden Gold Project, located in west-central Idaho, United States; the São Jorge, Cachoeira, Surubim, Boa Vista, Batistão, Montes Aureos and Trinta Gold Projects, located in the States of Pará, Mato Grosso and Maranhão, northeastern Brazil, respectively; the Crucero Gold Project, located in southeastern Peru; and the Yellowknife Gold Project and Rea Uranium Project, located in Northwest Territories and northeast Alberta, Canada, respectively.

The Company's long-term growth strategy is premised on pursuing accretive acquisitions of resource projects, together with maintaining and advancing our existing projects in a prudent manner. This strategy is focused on identifying and acquiring projects that present compelling value for our shareholders.

The Company does not have any current operating income or cash flow from its properties, nor does it have a history of income from operations. The Company's operations and cash flow are primarily funded by and derived from equity financings.

The Company will continue to assess new mineral projects and will seek to acquire interests in additional projects if the Company determines such projects have sufficient geological or economic merit and if it has adequate financial resources to complete such acquisitions. For further information on our current projects, please see "Description of the Business" and "Description of Mineral Projects" in the AIF.

Recent Developments

The following summarizes the material developments of our business over the period from December 1, 2020 to the date hereof:

Initial Public Offering, Launch of GRC and Subsequent GRC Developments. On March 11, 2021, GRC closed its initial public offering (the "IPO") of 18,000,000 units of GRC (the "Units") at a price of US$5.00 per Unit for gross proceeds of US$90.0 million. Each Unit is comprised of one common share and one-half of a warrant to purchase a common share of GRC. Each full warrant will entitle the holder thereof to acquire a common share of GRC at a price of US$7.50 per share for a period of three years after the issuance date. Following GRC's IPO, the Company's ownership in GRC was approximately 48.1%.

On August 23, 2021, GRC announced that it had completed the acquisition of all of the outstanding common shares of Ely Gold Royalties Inc. ("Ely Gold") pursuant to a plan of arrangement under the Business Corporations Act (British Columbia). The consideration paid by GRC thereunder totalled 30,902,176 common shares of GRC (each, a "GRC Share") and $84.0 million in cash. Following GRC's acquisition of Ely Gold, the Company's ownership in GRC decreased from approximately 48.1% to 27.6%.

On September 7, 2021, GRC announced that it had entered into definitive agreements with each of Abitibi Royalties Inc. ("Abitibi Royalties") and Golden Valley Mines and Royalties Ltd. ("Golden Valley"), pursuant to which GRC would acquire all of the issued and outstanding common shares of each of Abitibi Royalties and Golden Valley, payable in GRC Shares, by way of statutory plans of arrangement. At closing, based on GRC's disclosures as of the date hereof, the Company's ownership in GRC is expected to decrease to approximately 15.0%.

Updated Technical Report on Yellowknife Gold Project. On June 9, 2021, the Company filed an amended technical report titled "Independent Technical Report, Yellowknife Gold Project, Northwest Territories, Canada", dated effective March 1, 2019 and amended June 9, 2021 (the "Yellowknife Technical Report"), which included an updated Mineral Resource estimate of Indicated Mineral Resources of 1.06 million ounces gold (14.11 million tonnes grading 2.33 g/t gold) and Inferred Mineral Resources of 0.74 million ounces gold (9.30 million tonnes grading 2.47 g/t gold).

The Yellowknife Technical Report amends and restates the report titled "Independent Technical Report, Yellowknife Gold Project, Northwest Territories, Canada" dated effective March 1, 2019, which is referred to in the AIF incorporated by reference into this Prospectus.

Updated Technical Report on São Jorge Gold Project. On July 13, 2021, the Company filed a technical report titled "São Jorge Gold Project, Pará State, Brazil: Independent Technical Report on Mineral Resources", dated effective May 31, 2021 (the "São Jorge Technical Report"), which included an updated Mineral Resource estimate of Indicated Mineral Resources of 0.71 million ounces gold (14.27 million tonnes grading 1.55 g/t gold) and Inferred Mineral Resources of 0.72 million ounces gold (17.58 million tonnes grading 1.27 g/t gold).

The São Jorge Technical Report replaces in its entirety the report titled "São Jorge Gold Project, Pará State, Brazil: Independent Technical Report on Mineral Resources", dated effective November 22, 2013.

Updated Technical Report on Whistler Project. On August 17, 2021, the Company filed a technical report titled "NI 43-101, Mineral Resource Estimate for the Whistler Project" dated effective June 11, 2021 (the "Whistler Technical Report"), which included an updated Mineral Resource estimate of Indicated Mineral Resources of 1.94 million ounces gold, 8.33 million ounces of silver and 422.0 million pounds of copper (118.2 million tonnes grading 0.51 g/t gold, 2.19 g/t silver and 0.16% copper) and Inferred Mineral Resources of 4.67 million ounces gold, 16.06 million ounces silver and 711.4 million pounds of copper (317.0 million tonnes grading 0.46 g/t gold, 1.58 g/t silver and 0.10% copper).

The Whistler Technical Report replaces in its entirety the report titled "NI 43-101 Resource Estimate for the Whistler Project", dated effective March 24, 2016, and amended and restated May 30, 2016.

Updated Technical Report on Titiribi Project. On August 25, 2021, the Company filed a technical report titled "Technical Report on the Titiribi Project, Department of Antioquia, Colombia", dated effective June 14, 2021 (the "Titiribi Technical Report"), which included an updated Mineral Resource estimate of Measured and Indicated Mineral Resources of 5.54 million ounces gold, and 1,061.2 million pounds of copper (434.6 million tonnes grading 0.40 g/t gold and 0.11% copper) and Inferred Mineral Resources of 3.15 million ounces gold and 212.6 million pounds of copper (241.9 million tonnes grading 0.41 g/t gold and 0.04% copper).

The Titiribi Technical Report replaces in its entirety the report titled "Technical Report on the Titiribi Project, Department of Antioquia, Colombia" dated effective September 14, 2016.

Updated Technical Report on La Mina Project. On September 8, 2021, the Company filed a technical report titled "NI 43-101 Technical Report, GoldMining Inc., La Mina Project, Antioquia, Republic of Colombia", dated effective July 6, 2021 (the "La Mina Technical Report"), which included an updated Mineral Resource estimate of Indicated Mineral Resources of 0.66 million ounces gold, 1.60 million ounces of silver and 150.5 million pounds of copper (28.2 million tonnes grading 0.73 g/t gold, 1.76 g/t silver and 0.24% copper) and Inferred Mineral Resources of 0.29 million ounces gold, 0.77 million ounces silver and 81.2 million pounds of copper (13.6 million tonnes grading 0.65 g/t gold, 1.76 g/t silver and 0.27% copper).

The La Mina Technical Report replaces in its entirety the report titled "NI 43-101 Technical Report, Bellhaven Copper & Gold Inc., La Mina Project, Antioquia, Republic of Colombia", dated effective October 24, 2016.

Mineral Resource Updates. On September 23, 2021, the Company announced the completion of updated Mineral Resource Estimates ("MREs") on its material properties, Titiribi, Whistler, La Mina, and São Jorge in addition to an amended technical report for the Yellowknife Gold project. Previous MREs, for example those disclosed in the AIF, should not be relied upon. The MREs on the Company’s material properties are summarized as follows:

Table 1 – Material Properties Mineral Resources(1-4)

	Cut-off (4)	Tonnes	Grade				Contained Metal
Deposit			Gold	Silver	Copper	Gold Eq	Gold	Silver	Copper	Gold Eq
	(g/t)	(Mt)	(g/t)	(g/t)	(%)	(g/t)	(Moz)	(Moz)	(Mlbs)	(Moz)
Measured Resources
Titiribi[5]	0.30	85.00	0.39	--	0.15	0.62	1.06	--	285.6	1.69
Yellowknife[6]	0.5/1.5	1.18	2.12	--	--	2.12	0.08	--	--	0.08
Indicated Resources
Titiribi[5]	0.30	349.60	0.40	--	0.10	0.55	4.49	--	775.7	6.20
Yellowknife[6]	0.5/1.5	12.93	2.35	--	--	2.35	0.98	--	--	0.98
São Jorge[7]	0.30	14.28	1.55	--	--	1.55	0.71	--	--	0.71
Whistler[8]	$10/t $25/t	118.20	0.51	2.19	0.16	0.79	1.94	8.33	422.0	2.99
La Mina[9]	0.25	28.25	0.73	1.76	0.24	1.09	0.66	1.60	150.5	0.99
Measured and Indicated Resources
Titiribi[5]	0.30	434.60	0.40	--	0.11	0.56	5.54	--	1,061.20	7.89
Yellowknife[6]	0.5/1.5	14.11	2.33	--	--	2.33	1.06	--	--	1.06
São Jorge[7]	0.30	14.28	1.55	--	--	1.55	0.71	--	--	0.71
Whistler[8]	$10/t $25/t	118.20	0.51	2.19	0.16	0.79	1.94	8.33	422.0	2.99
La Mina[9]	0.25	28.25	0.73	1.76	0.24	1.09	0.66	1.60	150.5	0.99
Inferred Resources
Titiribi[5]	0.30	241.90	0.41	--	0.04	0.47	3.15	--	212.6	3.62
Yellowknife[6]	0.5/1.5	9.30	2.47	--	--	2.47	0.74	--	--	0.74
São Jorge[7]	0.30	17.58	1.27	--	--	1.27	0.72	--	--	0.72
Whistler[8]	$10/t $25/t	316.98	0.46	1.58	0.10	0.63	4.67	16.06	711.4	6.45
La Mina[9]	0.25	13.63	0.65	1.76	0.27	1.05	0.29	0.77	81.2	0.46

Notes to Material Properties Mineral Resource Estimates:

1.

For further information regarding the above resource estimates and projects, please refer to the technical reports identified below. The estimate of mineral resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

2.

The above resource estimate table is provided for informational purposes only and is not intended to represent the viability of any project on a standalone or global basis. The exploration and development of each project, project geology and the assumptions and other factors underlying each estimate, are not uniform and will vary from project to project. Please refer to the technical report for each respective project, as referenced herein, for detailed information respecting each individual project.

3.	All quantities are rounded to the appropriate number of significant figures; consequently sums may not add up due to rounding.

4.	Gold cut-off based on g/t for all projects except for Whistler, which is gold equivalent cut-off and is based on a NSR US$/t.
5.

Based on technical report titled "Technical Report on the Titiribi Project, Department of Antioquia, Colombia" with an effective date of June 14, 2021, which is available at www.sedar.com under the Company's SEDAR profile.

6.

Based on technical report titled "Independent Technical Report Yellowknife Gold Project Northwest Territories, Canada" with an effective date of March 1, 2019, and amended and re-stated on June 9, 2021 which is available at www.sedar.com under the Company's SEDAR profile.

7.

Based on technical report titled "São Jorge Gold Project, Pará State, Brazil, Independent Technical Report on Mineral Resources" with an effective date of May 31, 2021, which is available at www.sedar.com under the Company's SEDAR profile.

8.

Based on technical report titled "NI 43-101 Mineral Resource Estimate for the Whistler Project" with an effective date of June 11, 2021, which is available at www.sedar.com under the Company's SEDAR profile.

9.

Based on technical report titled "NI 43-101 Technical Report, GoldMining Inc, La Mina Project, Antioquia, Republic of Colombia" with an effective date of July 6, 2021, which is available at www.sedar.com under the Company's SEDAR profile.

COVID-19

The Company is closely monitoring the ongoing COVID-19 pandemic which continues to cause significant widespread global infections and fatalities. It has materially adversely affected global economic activity, caused significant market volatility and resulted in numerous governments declaring emergencies and implementing measures, such as travel bans, quarantines, business closures, shelter-in-place and other restrictions.

In response to the COVID-19 pandemic, the Company implemented various measures designed to ensure the health and safety of its personnel and other stakeholders, including instituting protocols and work from home procedures at its head office and other offices and operations.

In addition, as a result of the above-described restrictions and other measures, the Company determined to delay certain work programs that were planned for 2020 on certain of its projects due to restrictions on the ability of its personnel and contractors to attend sites. Other than the aforementioned delay of scheduled work, the COVID-19 pandemic has not had a significant impact on the Company's operations.

In the first half of 2021, many governments, including in Canada, began the roll-out of vaccinations and commenced easing restrictions on certain economic and social activities. However, certain jurisdictions in which the Company has projects, such as Brazil and Colombia, have not eased and are experiencing continued outbreaks. For both of these jurisdictions, cases and fatalities remain at or near their highest levels since the start of the pandemic, due to the rise of variants and the slower than expected roll-out of vaccination programs, which may have socioeconomic impacts. The extent to which COVID-19 will continue to impact the Company's operations and projects, including its exploration and development plans, will depend on future developments which are highly uncertain and cannot be predicted at this time. These future developments include the speed of vaccine roll-outs in the jurisdictions in which the Company operates, the measures taken by various government authorities to contain the virus and its variants spread for future waves. See "Risk Factors" in the AIF for further information.

CONSOLIDATED CAPITALIZATION

Other than as described herein, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since the date of the Interim Financial Statements.

The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capital of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

The use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement relating to a specific offering and sale of Securities. Among other potential uses, the Company may use the net proceeds from the sale of Securities to fund the exploration and development, as warranted, of its mineral properties, working capital and other corporate opportunities as they arise, and for other general corporate purposes.

Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus and the Company's actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. All expenses relating to an offering of Securities and any compensation paid to underwriting dealers or agents as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement.

The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

The Company is an exploration stage company and has not generated cash flow from operations. As at November 30, 2020 and during the three and nine months ended August 31, 2021, the Company had negative cash flow from operating activities. The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. As a result, the Company may need to allocate a portion of the proceeds of any offering of Securities to fund any such negative operating cash flow in future periods.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement(s) with respect to the issuance of Debt Securities pursuant to this Prospectus.

PLAN OF DISTRIBUTION

The Company may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains effective, offer for sale and issue up to an aggregate of $130,000,000 in Securities hereunder.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. Each Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any commission, fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Company will receive and any other material terms of the plan of distribution. If Securities sold pursuant to a Prospectus Supplement are acquired by underwriters for their own account, they may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any initial offering price and discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold, from time to time in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102 made through the facilities of the TSX, the NYSE American or other existing trading markets for the Common Shares. A description of such pricing will be disclosed in the applicable Prospectus Supplement. The price at which the Securities will be offered and sold may vary as between purchasers and during the period of distribution of the applicable Securities. If, in connection with the offering of Securities at a fixed price or prices, the underwriters, dealers or agents have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to the Company.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from other parties, including in the form of underwriters', dealers' or agents' fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an "at-the-market" distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter, agent or dealer involved in an "at-the-market distribution", as defined in NI 44-102, no affiliate of such an underwriter, agent or dealer and no person or company acting jointly or in concert with such an underwriter, agent or dealer may in connection with such distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed under an "at-the-market" Prospectus Supplement, including an aggregate number or principal amount of Securities that would result in the underwriter, agent or dealer creating an over-allotment position in the Securities.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Securities (other than Common Shares), as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurances can be given that a market for trading in Securities (other than Common Shares) of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

DESCRIPTION OF SECURITIES

The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

Common Shares

Registered holders of Common Shares are entitled to receive notice to attend and to cast one vote per Common Share held at all meetings of the Company's shareholders, except meetings at which only registered holders of some other specified class or series are, at law or pursuant to the Articles of Continuance of the Company, entitled to vote. Subject to any prior rights of the registered holders of the preferred shares of the Company and of the registered holders of any other shares of the Company ranking senior to the Common Shares with respect to payment of dividends, the registered holders of Common Shares have the right to receive dividends, if any, in such amount and payable in such manner as the Company's board of directors in its discretion may declare. In the event of the liquidation, dissolution or winding up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, registered holders of Common Shares will, subject to any prior rights of the registered holders of preferred shares of the Company and any other class of shares of the Company ranking senior to the Common Shares, have the right to receive, equally on a share-for-share basis, the remaining assets of the Company. Holders of our Common Shares have no pre-emptive, redemption, purchase or conversion rights attaching to their shares, and the Common Shares, when fully paid, will not be liable to further call or assessment.

The Common Shares are listed on the TSX and the NYSE American under the symbol "GOLD" and "GLDG", respectively.

Preferred Shares

The following is a brief summary of certain general terms and provisions of the Preferred Shares that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Preferred Shares as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Preferred Shares, and the extent to which the general terms and provisions described below may apply to such Preferred Shares will be described in the applicable Prospectus Supplement.

The Preferred Shares are issuable in series. The Preferred Shares of each series rank in parity with the Preferred Shares of every other series with respect to dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. The Preferred Shares are entitled to a preference over the Common Shares and any other shares ranking junior to the Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.

The Company's board of directors is empowered to fix the number of Preferred Shares and the rights to be attached to the Preferred Shares of each series, including the rate, amount or kind of dividends and any conversion, voting and redemption rights. Subject to the Company's by-laws and applicable law, the holders of Preferred Shares, as a class, are not entitled to receive notice of or attend or vote at meetings of the Company's shareholders.

Warrants

Subject to the foregoing, we may issue Warrants independently or together with other Securities, and Warrants sold with other securities may be attached to or separate from the other Securities. Warrants may be issued directly by us to the purchasers thereof or under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent. Warrants, like other Securities that may be sold, may be listed on a securities exchange subject to exchange listing requirements and applicable legal requirements.

The following is a brief summary of certain general terms and provisions of the Warrants that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Warrants as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Warrants, and the extent to which the general terms and provisions described below may apply to such Warrants will be described in the applicable Prospectus Supplement.

The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. Warrants, like other Securities that may be sold, maybe listed on a securities exchange subject to exchange listing requirements and applicable legal requirements. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the relevant securities regulatory authorities in Canada after it has been entered into by the Company and, if applicable, the Company will file with the SEC as exhibits to the Registration Statement, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any warrant indenture or form of warrant describing the terms and conditions of such Warrants that the Company is offering before the issuance of such Warrants.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

●	the designation of the Warrants;

●	the description and aggregate number of Warrants offered and the offering price;

●	the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

●	the currency or currencies in which the Warrants will be offered;

●	the exercise price of the Warrants and the currency or currencies in which the applicable Securities may be purchased upon such exercise;

●	the dates or periods during which the Warrants are exercisable including any "early termination" provisions;

●	the designation, number and terms of any Securities with which the Warrants are issued;

●	if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

●

whether such Warrants are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any minimum or maximum subscription amount of Warrants;

●	the identity of the Warrant agent;

●	whether such Warrants will be listed on any securities exchange;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

●	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

●	certain material U.S. and Canadian federal tax consequences of owning the Warrants; and

●	any other material terms and conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities to be received on the exercise of the Warrants, including the right to receive payments of dividends or the right to vote such underlying Securities.

Units

The following is a brief summary of certain general terms and provisions of the Units that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Units as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Units, and the extent to which the general terms and provisions described below may apply to such Units will be described in the applicable Prospectus Supplement.

Units may be offered separately or together with other Securities, as the case may be. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus the holder of a Unit will have the rights and obligations of a holder of each included Security. The Unit agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

●	the designation and aggregate number of Units offered;

●	the price or prices, if any, at which the Units will be offered;

●	the currency in which the Units will be offered;

●	the designation, number and terms of the Securities comprising the Units and any agreement governing the Units;

●	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

●	any minimum or maximum subscription amount;

●	the date on and after which the Securities comprising the Units will be separately transferable;

●	whether the Securities comprising the Units will be listed on any securities exchange;

●

whether such Units and the Securities comprising the Units are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units and the Securities comprising the Units;

●	certain material U.S. and Canadian federal tax consequences of owning the Units; and

●	any other material terms and conditions of the Units.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Subscription Receipts

The following is a brief summary of certain general terms and provisions of the Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement.

Subscription Receipts may be offered separately or together with other Securities, as the case may be. The Subscription Receipts may be issued under one or more subscription receipt agreements, each to be entered into between the Company and an escrow agent (the "Escrow Agent"), which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province or territory thereof and authorized to carry on business as a trustee. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Company will file a copy of any subscription receipt agreement relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after it has been entered into by the Company. In the United States, the Company will file as exhibits to the Registration Statement, or will incorporate by reference from Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Subscription Receipt describing the terms and conditions of subscription receipts the Company is offering before the issuance of such subscription receipts.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Subscription Receipts being offered thereby, which may include, without limitation, the following (where applicable):

●	the aggregate number of Subscription Receipts offered;

●	the price at which the Subscription Receipts will be offered;

●	the currency in which the Subscription Receipts will be offered and whether the price is payable in installments;

●	the terms, conditions and procedures for the conversion or exchange of the Subscription Receipts into other Securities;

●	the dates or periods during which the Subscription Receipts may be converted or exchanged into other Securities;

●	the designation, number and terms of the other Securities that may be issued upon exercise or deemed conversion of each Subscription Receipt;

●	the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

●	conditions to the conversion or exchange of Subscription Receipts into Securities and the consequences of such conditions not being satisfied;

●	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically converted or exchanged;

●

provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

●	the identity of the Subscription Receipt agent;

●	whether the Subscription Receipts will be listed on any securities exchange;

●	any minimum or maximum subscription amount;

●

whether such Subscription Receipts are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

●	certain material Canadian and United States tax consequences of owning or converting or exchanging the Subscription Receipts; and

●	any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities to be received on the exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Debt Securities

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement. The Company may issue Debt Securities, separately or together, with Common Shares, Preferred Shares, Subscription Receipts, Warrants or Units or any combination thereof, as the case may be. The Company may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

The Debt Securities may be issued in one or more series under an indenture (the "Indenture") to be entered into between the Company and one or more trustees (the "Trustee") that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). A copy of any such trust indenture will be filed with the relevant securities regulatory authorities in Canada after it has been entered into by the Company and will be filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part.

Prospective investors should read both the Prospectus and the Prospectus Supplement for a complete summary of all material terms relating to a particular series of Debt Securities. Prospective Investors should be aware that information in the applicable Prospectus Supplement may update and supersede the following information regarding the general material terms and provisions of the Debt Securities. Prospective investors also should refer to the Indenture, as it may be supplemented by any supplemental indenture, for a complete description of all terms relating to the Debt Securities.

The Indenture will not limit the aggregate principal amount of Debt Securities that we may issue under the Indenture and will not limit the amount of other indebtedness that we may incur. The Indenture will provide that we may issue Debt Securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of the Company. The Indenture will also permit us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. The description in any such Prospectus Supplement may include, but may not be limited to, any of the following, if applicable:

●	the specific designation of the Debt Securities;

●	any limit on the aggregate principal amount of the Debt Securities;

●

the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

●

the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

●

whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the Debt Securities, and whether and on what terms we will have the option to redeem the Debt Securities rather than pay the additional amounts;

●	the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

●	the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

●	the covenants applicable to the Debt Securities;

●	the terms and conditions for any conversion or exchange of the Debt Securities for any other Securities;

●

the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

●	whether the Debt Securities will be secured or unsecured;

●

whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

●	whether the Debt Securities will be issuable in the form of registered global securities ("Global Securities"), and, if so, the identity of the depositary for such registered Global Securities;

●

the denominations in which registered Debt Securities will be issuable, if other than denominations of $1,000, integral multiples of $1,000 and the denominations in which bearer Debt Securities will be issuable, if other than $5,000;

●	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

●	if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

●	material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;

●	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities;

●	any changes or additions to, or deletions of, events of default or covenants whether or not such events of default or covenants are consistent with the events of default or covenants in the Indenture;

●	the applicability of, and any changes or additions to, the provisions for defeasance described under "Defeasance" below;

●	whether the holders of any series of Debt Securities have special rights if specified events occur; and

●	any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, we will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

Guarantees

Our payment obligations under any series of Debt Securities may be guaranteed by certain of our direct or indirect subsidiaries. In order to comply with certain registration statement form requirements under U.S. law, these guarantees may in turn be guaranteed by the Company. The terms of such guarantees will be set forth in the applicable Prospectus Supplement.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable Prospectus Supplement, and except to the extent prescribed by law, each such series of Debt Securities shall be senior, unsubordinated and unsecured obligations of the Company and shall rank pari passu and ratably without preference among themselves and pari passu with all other senior, unsubordinated and unsecured obligations of the Company. The Debt Securities will be structurally subordinated to all existing and future liabilities, including trade payable and other indebtedness, of our subsidiaries.

Our Board of Directors may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior, senior subordinated or will be subordinated to the prior payment of the Company's other liabilities and obligations, and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

Unless otherwise specified in the applicable Prospectus Supplement, a series of the Debt Securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of or issued in bearer form and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement relating to that series. Unless otherwise permitted by the terms of the Indenture or until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in the applicable Prospectus Supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The law of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security or holder of a global security in bearer form, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or securities registrar will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of the Company, any trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Company expects that the depositary for a global security and its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

Discontinuance of Depositary's Services

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary or, if at any time the depositary for such series shall no longer be registered or in good standing under the Exchange Act, and a successor depositary is not appointed by us within 90 days, the Company will issue such series of the Debt Securities in definitive form in exchange for a global security representing such series of the Debt Securities. If an event of default under the Indenture has occurred and is continuing, Debt Securities in definitive form will be printed and delivered upon written request by the holder to the appropriate trustee. In addition, the Company may at any time and in the Company's sole discretion determine not to have a series of the Debt Securities represented by a global security and, in such event, will issue a series of the Debt Securities in definitive form in exchange for all of the global securities representing that series of Debt Securities.

Debt Securities in Definitive Form

A series of the Debt Securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of $1,000 and integral multiples of $1,000 and unregistered securities will be issuable in denominations of $5,000 and integral multiples of $5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series. Unless otherwise indicated in the applicable Prospectus Supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities in definitive form will be made at the office or agency designated by the Company, or at the Company's option the Company can pay principal, interest, if any, and premium, if any, by check mailed to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire transfer to an account of persons who meet certain thresholds set out in the Indenture who are entitled to receive payments by wire transfer. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest, if any, will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by the Company.

At the option of the holder of Debt Securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount/ If, but only if, provided in an applicable Prospectus Supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in an applicable Prospectus Supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable Prospectus Supplement may indicate the places to register a transfer of Debt Securities in definitive form. Service charges may be payable by the holder for any registration of transfer or exchange of the Debt Securities in definitive form, and the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

●

issue, register the transfer of or exchange any series of the Debt Securities in definitive form during a period beginning at the opening of 15 days before any selection of securities of that series of the Debt Securities to be redeemed and ending on the relevant date of notice of such redemption, as provided in the Indenture;

●

register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

●

exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption; or

●

issue, register the transfer of or exchange any of the Debt Securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Securities not to be so repaid.

Provision of Financial Information

In the event that the Company is not required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, continue to file with the SEC and provide the trustee:

●

within 140 days after the end of each fiscal year, annual reports on Form 20-F, 40-F, or Form 10-K, as applicable (or any successor form), containing audited financial statements and the other financial information required to be contained therein (or required in such successor form); and

●

within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K or Form 10-Q (or any successor form), containing unaudited financial statements and the other financial information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the TSX, whether or not the Company has any of its securities so listed.

Events of Default

Unless otherwise specified in the applicable Prospectus Supplement relating to a particular series of Debt Securities, the following is a summary of events which will, with respect to any series of the Debt Securities, constitute an event of default under the Indenture with respect to the Debt Securities of that series:

●	the Company fails to pay principal of, or any premium on any Debt Security of that series when it is due and payable;

●	the Company fails to pay interest payable on any Debt Security of that series when it becomes due and payable, and such default continues for 30 days;

●	the Company fails to make any required sinking fund or analogous payment when due for that series of Debt Securities;

●

the Company fails to observe or perform any of its covenants or agreements in the Indenture that affect or are applicable to the Debt Securities of that series for 90 days after written notice to the Company by the trustees or to the Company and the trustees by holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series;

●	certain events involving the Company's bankruptcy, insolvency or reorganization; and

●	any other event of default provided for in that series of Debt Securities.

A default under one series of Debt Securities will not necessarily be a default under another series. A trustee may withhold notice to the holders of the Debt Securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so and so advises the Company in writing.

If an event of default for any series of Debt Securities occurs and continues (other than a bankruptcy-related event of default), a trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series may require the Company to repay immediately:

●	the entire principal and interest of the Debt Securities of the series; or

●	if the Debt Securities are discounted securities, that portion of the principal as described in the applicable Prospectus Supplement.

If an event of default relates to events involving the Company's bankruptcy, insolvency or reorganization, the principal of all Debt Securities will become immediately due and payable without any action by the trustee or any holder.

Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind and annul an accelerated payment requirement. If Debt Securities are discounted securities, the applicable Prospectus Supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, a trustee is not obligated to exercise any of the rights or powers that it will have under the Indenture at the request or direction of any holders, unless the holders offer the trustee reasonable security or indemnity. If they provide this reasonable security or indemnity, the holders of a majority in aggregate principal amount of any series of Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to a trustee, or exercising any trust or power conferred upon a trustee, for any series of Debt Securities.

The Company will be required to furnish to the trustees a statement annually as to its compliance with all conditions and covenants under the Indenture and, if the Company is not in compliance, the Company must specify any defaults.

No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

●	the holder has previously given to the trustees written notice of a continuing event of default with respect to the Debt Securities of the affected series;

●

the holders of at least 25% in principal amount of the outstanding Debt Securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustees to institute a proceeding as trustees; and

●

the trustees have failed to institute a proceeding, and have not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after receipt of the holders' notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of the principal of or any premium, if any, or interest on such Debt Security on or after the applicable due date specified in such Debt Security.

Defeasance

When the Company uses the term "defeasance", it means discharge from certain obligations (other than obligations that survive such defeasance, as specified in the Indenture) with respect to any Debt Securities of or within a series under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, if the Company deposits with a trustee cash, government securities or a combination thereof sufficient to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at the Company's option:

●	the Company will be discharged from the obligations with respect to the Debt Securities of that series; or

●	the Company will no longer be under any obligation to comply with certain restrictive covenants under the Indenture and certain events of default will no longer apply to the Company.

If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen, destroyed or mutilated Debt Securities. These holders may look only to the deposited fund for payment on their Debt Securities.

To exercise the defeasance option, the Company must deliver to the trustees:

●

an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

●

an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

●	a certificate of one of the Company's officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If the Company is to be discharged from its obligations with respect to the Debt Securities and not just from the Company's covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before the Company may exercise its defeasance option:

●

no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the Debt Securities of the affected series;

●	the Company is not an "insolvent person" within the meaning of applicable bankruptcy and insolvency legislation; and

●	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Company and the trustees pursuant to one or more Supplemental Indentures (a "Supplemental Indenture") with the consent of the holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. However, without the consent of each holder affected, no such modification may:

●	change the stated maturity of the principal of, premium, if any, or any instalment of interest, if any, on any Debt Security;

●	reduce the principal, premium, if any, or rate of interest, if any, or change any obligation of the Company to pay any additional amounts;

●	reduce the amount of principal of a debt security payable upon acceleration of its maturity or the amount provable in bankruptcy;

●	change the place or currency of any payment;

●	affect the holder's right to require the Company to repurchase the Debt Securities at the holder's option;

●	impair the right of the holders to institute a suit to enforce their rights to payment;

●	adversely affect any conversion or exchange right related to a series of Debt Securities;

●	reduce the percentage of Debt Securities required to modify the Indenture or to waive compliance with certain provisions of the Indenture; or

●	reduce the percentage in principal amount of outstanding Debt Securities necessary to take certain actions.

The holders of at least a majority in principal amount of outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as only that series is concerned, past defaults under the Indenture and compliance by the Company with certain restrictive provisions of the Indenture. However, these holders may not waive a default in any payment or principal, premium if any, or interest on any Debt Security or compliance with a provision that cannot be modified without the consent of each holder affected.

The Company may modify the Indenture pursuant to a Supplemental Indenture without the consent of any holders to:

●	evidence its successor under the Indenture;

●	add covenants of the Company or surrender any right or power of the Company for the benefit of holders;

●	add events of default;

●

provide for unregistered securities to become registered securities under the Indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding Debt Securities;

●	establish the forms of the Debt Securities as permitted by the Indenture;

●	appoint a successor trustee under the Indenture;

●	add provisions to permit or facilitate the defeasance and discharge of the Debt Securities as long as there is no material adverse effect on the holders;

●

cure any ambiguity, correct or supplement any defective or inconsistent provision or make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding Debt Securities, if any; or

●

change or eliminate any provisions of the Indenture where such change takes effect when there are no Debt Securities outstanding which are entitled to the benefit of those provisions under the Indenture.

Governing Law

To the extent the Indenture is governed by the Trust Indenture Act, the Indenture and the Debt Securities will be governed and construed in accordance with the laws of the State of New York.

The Trustee

The Trustee under the Indenture or its affiliates may provide banking and other services to the Company in the ordinary course of their business.

The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Company's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Company. If a Trustee acquires any conflicting interest as defined in the Trust Indenture Act it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the Indenture has been qualified under the Trust Indenture Act) or resign.

Resignation and Removal of Trustee

A trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor trustee may be appointed to act with respect to such series.

Consent to Jurisdiction and Service

Under the Indenture, the Company will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Debt Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

PRIOR SALES

Information in respect of the Common Shares that were issued within the previous twelve-month period, Common Shares that were issued upon the exercise of options and restricted share rights, and in respect of the grant of options and restricted share rights will be provided as required in any applicable Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX in Canada and the NYSE American in the United States under the symbol "GOLD" and "GLDG", respectively. Trading price and volume of the Common Shares will be provided as required in each Prospectus Supplement to this Prospectus.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986). Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated April 29, 2021, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference therein and any Prospectus Supplement to be filed in relation to an "at-the-market" distribution. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an "at-the-market" distribution) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an "at-the-market" distribution.

RISK FACTORS

Before deciding to invest in any Securities, prospective purchasers of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities. An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Information regarding the risks affecting the Company and its business is provided in the documents incorporated by reference in this Prospectus, including in the AIF under the heading "Risk Factors". Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company's business, financial condition, results of operations or prospects. See "Documents Incorporated by Reference".

Negative Cash Flow from Operating Activities

The Company is an exploration stage mining company, and has not yet generated positive operating cash flow. The Company will continue to experience negative cash flow from operations in the foreseeable future. The Company has incurred net losses in the past and may incur losses in the future unless it can derive sufficient revenues from its business and operations. Such future losses could have an adverse effect on the market price of the Company's securities, which could cause investors to lose part or all of their investment.

No Assurance of Active or Liquid Market

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such Common Shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Company's financial condition, historic financial performance and future prospects.

There is no public market for the Preferred Shares, Warrants, Subscription Receipts, Debt Securities or Units and, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of such Securities on any securities exchanges. If the Preferred Shares, Warrants, Subscription Receipts, Debt Securities or Units are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors including general economic conditions and the Company's financial condition. There can be no assurance as to the liquidity of the trading market for the Preferred Shares, Warrants, Subscription Receipts, Debt Securities or Units or that a trading market for these securities will develop.

Public Markets and Share Prices

The market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, the NYSE American or any other stock exchange could be subject to significant fluctuations in response to variations in the Company's financial results, the global economy or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX or any other stock exchange regardless of the financial performance of the Company. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the financial performance of issuers. Market fluctuations may adversely impact the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX or any other stock exchange. There can be no assurance of the price at which the Common Shares or any other Securities offered hereunder that become listed and posted for trading on the TSX, the NYSE American or any other stock exchange will trade.

Additional Issuances and Dilution

The Company may issue and sell additional securities of the Company to finance its operations or future acquisitions. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any Securities of the Company issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales could occur, may adversely affect prevailing market prices for securities of the Company issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company's earnings per share. Moreover, this Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of the Company's issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

Discretion Concerning the Use of Proceeds

Our management will have substantial discretion concerning the use of proceeds of an offering under any Prospectus Supplement as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of Securities under any Prospectus Supplement. Management may use the net proceeds of any offering of Securities under any Prospectus Supplement in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

Different Shareholder Protections between the United States and Canada

We are organized and exist under the laws of Canada and, accordingly, are governed by the Canada Business Corporations Act (the "CBCA"). The CBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, shareholders' suits, indemnification of directors and inspection of corporation records.

The Company is a Foreign Private Issuer within the Meaning of the Rules under the Exchange Act, and is Exempt from Certain Provisions Applicable to United States Domestic Public Companies

Because we are a "foreign private issuer" under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10‐Q or current reports on Form 8‐K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non‐public information under Regulation FD.

We are required to file an annual report on Form 40‐F with the SEC within three months of the end of each fiscal year. We do not intend to voluntarily file annual reports on Form 10‐K and quarterly reports on Form 10‐Q in lieu of Form 40‐F requirements. For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

The Company May Be Treated as a "Passive Foreign Investment Company" under the U.S. Internal Revenue Code, Which Could Result in Adverse U.S. Federal Income Tax Consequences for U.S. Investors

Prospective U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences if we are classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and such determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. Prospective U.S. investors should consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse income tax consequences but may result in an inclusion in gross income without receipt of such income.

COVID-19

The outbreak of COVID-19 has caused, and may cause further, disruptions to the Company's business and operational plans. Such disruptions may result from (i) restrictions that governments and communities impose to address the COVID-19 outbreak, (ii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others, (iii) shortages of employees and/or unavailability of contractors and subcontractors, and/or (iv) interruption of supplies from third parties upon which the Company relies. Further, it is presently not possible to predict the extent or durations of these disruptions. These disruptions may have a material adverse effect on the Company's business, financial condition and results of operations, which could be rapid and unexpected.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to any securities offered, certain legal matters in connection with the securities offered by this Prospectus will be passed upon on behalf of the Company by Sangra Moller LLP, as to Canadian legal matters, and Haynes and Boone, LLP, as to United States legal matters.

INTERESTS OF EXPERTS

All technical and scientific information discussed in this Prospectus, any Prospectus Supplement or any documents incorporated by reference herein, including mineral resource estimates for the Company's material properties, and all technical and scientific information for the Company's other non-material projects, has been reviewed and approved by Paulo Pereira, President of the Company. Mr. Pereira holds a Bachelor's degree in Geology from Universidad Do Amazonas in Brazil, is a Qualified Person and is a member of the Association of Professional Geoscientists of Ontario.

Sue Bird, P.Eng. and Kirstin Girdner, P.E. of Moose Mountain Technical Services and Arthur Barnes, P.Eng., FSAIMM of MPC Metallurgical Process Consultants Limited authored the Whistler Technical Report, which is referred to in this Prospectus under "Recent Developments". Each of Sue Bird, Kirstin Girdner and Arthur Barnes is a Qualified Person and is independent of the Company.

Joseph A. Kantor, M.SC., MMSA Geology, Robert E. Cameron, Ph.D., MMSA Mining and Ore Reserves, and Mauricio Castañeda, MAIG, retained by Behre Dolbear & Company (USA), Inc. prepared the Titiribi Technical Report, which is referred to in this Prospectus under "Recent Developments". Each of Joseph A. Kantor, Robert E. Cameron, and Mauricio Castañeda is a Qualified Person and is independent of the Company.

Porfirio Rodriguez, B.Sc. (Min.Eng), FAIG, and Leonardo de Moraes Soares, B.Sc. (Geo.), MAIG, of GE21 Consultoria Mineral Ltda authored the São Jorge Technical Report, which is referred to in this Prospectus under "Recent Developments". Each of Porfirio Rodriguez and Leonardo de Moraes is a Qualified Person and is independent of the Company.

Scott E. Wilson, C.P.G., SME-RM, of Metal Mining Consultants Inc. and Mauricio Castañeda, MAIG, authored the La Mina Technical Report, which is referred to in this Prospectus under "Recent Developments". Each of Scott E. Wilson and Mauricio Castañeda is a Qualified Person and is independent of the Company.

Benjamin Parsons, MSc, MAusIMM (CP), Eric Olin, MSc, MBA, SME-RM, and Dominic Chartier, PGeo. of SRK Consulting (U.S.) Inc. authored the Yellowknife Technical Report, which is referred to in this Prospectus under "Recent Developments". Each of Ben Parsons, Dominic Chartier and Eric Olin is a Qualified Person and is independent of the Company.

As of the date hereof, to the Company's knowledge, the aforementioned firms and persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the technical reports or information referred to, or following the preparation of such reports or information. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, other than with respect to Paulo Pereira as described below, is currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company.

As noted above, Paulo Pereira is currently the President of the Company. Mr. Pereira owns common shares of the Company and has been granted stock options through the course of his employment, however, the interests held by Mr. Pereira throughout his employment term at all times represented less than one percent of the issued and outstanding common shares of the Company.

As of the date hereof, the partners and associates of Sangra Moller LLP own, directly or indirectly, less than 1% of the Common Shares.

PricewaterhouseCoopers LLP, as auditors of the Company, have advised the board of directors of the Company that they are independent of the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and in accordance with the independence rules of the SEC and the Public Company Accounting Oversight Board (United States).

AUDITOR, TRANSFER AGENT AND REGISTRAR

PricewaterhouseCoopers LLP, Chartered Professional Accountants, is the auditor of the Company. They are located at Suite 1400 – 250 Howe Street, Vancouver, British Columbia V6C 3S7.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc., located at 520 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

Gloria Ballesta and Mario Bernardo Garnero, directors of the Company, reside outside of Canada and have appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
Gloria Ballesta	Sangra Moller LLP, 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2
Mario Bernardo Garnero	Sangra Moller LLP, 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2

Each of (a) Paulo Pereira, Joseph A. Kantor, Robert E. Cameron, Mauricio Castañeda and Scott E. Wilson, each of whom is a "qualified person" required to file a consent with this Prospectus, resides outside of Canada and (b) SRK Consulting (U.S.) Inc. and GE21 Consultoria Mineral Ltda, each of which is a company incorporated, continued or otherwise organized under the laws of a foreign jurisdiction; are named experts required to file a consent with this Prospectus.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the person or company has appointed an agent for service of process in Canada.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Company is governed by the laws of Canada and its principal place of business is outside the United States. Certain of the directors and officers of the Company and certain experts named under "Interests of Experts" herein are resident outside of the United States and a substantial portion of the Company's assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or "blue sky" laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed C T Corporation System, with an address at 28 Liberty Street, New York, New York 10005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of Securities under the Registration Statement.

CONTRACTUAL RIGHTS OF RESCISSION

Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Company, including Subscription Receipts and Warrants if offered separately without any other Securities, will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Subscription Receipt or Warrant, as the case may be, the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, the relevant Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Unless provided otherwise in a Prospectus Supplement, the following is a description of a purchaser's statutory rights of withdrawal and rescission.

Securities legislation in certain of the provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In certain of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory.

However, purchasers of Securities distributed under an "at-the-market" distribution by the Company do not have the right to withdraw from an agreement to purchase the Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the Prospectus, Prospectus Supplement, and any amendment relating to the Securities purchased by such purchaser because the Prospectus, Prospectus Supplement, and any amendment relating to the Securities purchased by such purchaser will not be sent or delivered, as permitted under NI 44-102.The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

Any remedies under securities legislation that a purchaser of Securities distributed under an "at-the-market" distribution by the Company may have against the Company or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the Prospectus, Prospectus Supplement, and any amendment relating to the Securities purchased by a purchaser containing a misrepresentation will remain unaffected by the non-delivery of the Prospectus referred to above.

In an offering of securities that are convertible, exchangeable or exercisable into other securities, purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in a prospectus is limited, in certain provincial and territorial securities legislation, to the price at which such securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces or territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights, or consult with a legal advisor.

CERTIFICATE OF THE COMPANY

Dated: October 27, 2021

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement as required by the securities legislation of each of the provinces and territories of Canada.

(signed) "Alastair Still"	(signed) "Pat Obara"
Name: Alastair Still	Name: Pat Obara
Title: Chief Executive Officer	Title: Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) "Amir Adnani"	(signed) "Garnet Dawson"
Name: Amir Adnani	Name: Garnet Dawson
Title: Chairman	Title: Director

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